Exhibit 99.1

HUTCHMED Reports 2021 Interim Results and Provides Business Updates

ELUNATE® in-market sales1 rose 186%, reflecting impact of in-house sales force

Received 1st approval in China for ORPATHYS® and 2nd approval in China for SULANDA®

U.S. and E.U. applications for surufatinib both accepted

Raised $615m2 gross proceeds from additional listing on HKEX3

Company to Host Interim Results Call & Webcast Today at 8 p.m. HKT / 1 p.m. BST / 8 a.m. EDT

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, July 28, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13), the innovative, commercial-stage biopharmaceutical company, today reports its unaudited financial results for the six months ended June 30, 2021 and provides updates on key clinical and commercial developments since the start of the year.

All amounts are expressed in U.S. dollar currency unless otherwise stated.

2021 INTERIM RESULTS & BUSINESS UPDATES

“HUTCHMED’s progress has been truly exceptional,” said Mr. Simon To, Chairman of HUTCHMED. “Our novel drug discovery and development engine keeps powering ahead. Not only have we secured our third and fourth oncology drug NDA4 approvals in China, but also our first U.S. FDA5 and EMA6 applications for market approval have been accepted.”

“Ten registrational studies are set to start this year on our five lead global assets. These are based on exciting data from proof-of-concept studies of both monotherapies and immunotherapy/TKI7 combinations. In addition, our early-stage portfolio is also progressing with our IDH1/28, ERK9 and third generation BTK10 inhibitors all starting development this year.”

“In parallel, our commercial oncology operations are rapidly progressing.”

“In China, our oncology team is now about 540 people on the ground marketing ELUNATE® and SULANDA® recording in-market sales11 of $48.1 million in the first half of 2021. In the U.S., our oncology commercial team is building to support potential launches of surufatinib in 2022 and fruquintinib in 2023. On ORPATHYS®, our partner AstraZeneca12 will leverage its great commercial capabilities in lung cancer to market this important first-in-class drug.”

“On the corporate-level we took several important steps during the first half to support our global plans. We changed our name to HUTCHMED, consolidating several legacy group and operating names into a single ubiquitous global corporate identity. We also built a balance of about $1.2 billion in cash and resources through our homecoming IPO13 on HKEX as well as through divestment of our non-core OTC14 drug business.”

“Over the next three years, we will continue to rapidly build our global R&D15 and commercial organizations, supporting the anticipated global launches of our oncology drugs.”

I. COMMERCIAL OPERATIONS

●	Total revenues increased 47% to $157.4 million in the first half of 2021 (H1-20: $106.8m);

●	Oncology/Immunology consolidated revenues increased 161% to $42.9 million (H1-20: $16.4m). Our China oncology commercial organization expanded to about 540 personnel (end 2020: ~390) covering over 2,500 oncology hospitals and over 29,000 oncology physicians;
●	ELUNATE® (fruquintinib in China) in-market sales increased 186% to $40.1 million (H1-20: $14.0m), reflecting enhanced detailing, promotion and local & regional marketing in China through our organization;
●	SULANDA® (surufatinib in China) launched for both extra-pancreatic NET[16] (mid-January 2021) and pancreatic NET (June 2021), with sales of $8.0 million (H1-20: nil);
●	ORPATHYS® (savolitinib) launched in July 2021, just three weeks after approval, through AstraZeneca’s extensive, market-leading oncology commercial organization. HUTCHMED will receive a fixed royalty of 30% on all sales in China; and
●	U.S. commercial organization continued to build for the potential surufatinib U.S. approval in the first half of 2022. The team is fully engaged on all aspects of launch readiness including supply chain, market access, marketing, sales and commercial operations.

II. REGULATORY ACHIEVEMENTS

China

●	Received China NMPA[17] NDA approval for ORPATHYS® (savolitinib) as a treatment for patients with MET[18] exon 14 skipping alteration NSCLC[19] in June 2021, making savolitinib the first-in-class selective MET inhibitor in China; and
●	Received second China NMPA NDA approval for SULANDA® in June 2021 as a treatment for patients with advanced pancreatic NET.

United States & Europe

●	Completed submission of U.S. FDA NDA for surufatinib, which was accepted in June 2021, for the treatment of both pancreatic and extra-pancreatic NET. The assigned PDUFA[20] goal date is April 30, 2022; and
●	Fully submitted EMA MAA[21] for surufatinib, which was validated and accepted in July 2021, for the treatment of both pancreatic and non-pancreatic NET.

III. CLINICAL DEVELOPMENT ACTIVITIES

Surufatinib (SULANDA® in China), a small molecule inhibitor of VEGFR22, FGF23 and CSF-1R24 designed to inhibit tumor angiogenesis and promote the body’s immune response against tumor cells via tumor associated macrophage regulation; approved and launched in China

●	Initiated an international Phase Ib/II study of surufatinib combined with tislelizumab (NCT04579757), BeiGene’s25 PD-1[26] antibody, in the U.S. and Europe, in March 2021;
●	Presented NEC[27] cohort preliminary data from the China Phase II study of surufatinib plus TUOYI®, Junshi’s28 anti-PD-1 antibody, (NCT04169672) at the 2021 ASCO[29] Annual Meeting. The combination demonstrated good preliminary efficacy and manageable tolerability. There are currently no standard second-line treatments available to NEC patients;
●	Presented preliminary data from the gastric and gastroesophageal junction cancers cohort of the China Phase II study of surufatinib plus TUOYI® (NCT04169672) at the 2021 ASCO Annual Meeting, which also demonstrated good preliminary efficacy and manageable tolerability in this patient population. Registration design for gastric cancer is under discussion;
●	Completed enrollment of a further four China Phase II cohorts for surufatinib plus TUOYI® (NCT04169672) including biliary tract, esophageal, small cell lung cancers and sarcoma, with further thyroid, NSCLC and endometrial cancer cohorts continuing to enroll;

●	Presented updated results from U.S. Phase Ib monotherapy NET cohorts (NCT02549937) at the 2021 ASCO Annual Meeting. In heavily pretreated patients with NET, surufatinib demonstrated encouraging efficacy in patients refractory or intolerant to AFINITOR® and SUTENT®, with a manageable safety profile consistent with the completed Phase III trials SANET-p and SANET-ep;
●	Presented a subgroup analysis by Ki-67 and baseline CgA[30] of the Phase III monotherapy study in pancreatic NET (SANET-p) (NCT02589821) at the 2021 ASCO Annual Meeting. SANET-p had shown that surufatinib demonstrated statistically significant and clinically meaningful improvement in PFS[31], and this exploratory analysis showed that surufatinib demonstrated benefit irrespective of Ki-67 expression levels or baseline CgA; and
●	Presented Phase II data for surufatinib monotherapy in BTC[32] patients (NCT02966821) at the 2021 ASCO Annual Meeting in U.S. patients after first-line chemotherapy. This data highlights surufatinib’s potential in BTC. Emerging data from our Phase II cohort of the surufatinib combination plus TUOYI®, however, means we will prioritize development of the combination over the monotherapy.

Potential upcoming clinical and regulatory milestones for surufatinib:

●	Initiate the first Phase III pivotal study for the SULANDA® plus TUOYI® combination in late 2021, in NEC patients in China;
●	Submit for presentation further Phase II data for the SULANDA® plus TUOYI® combination in select indications in the second half of 2021, such as potentially biliary tract, esophageal, small cell lung cancers and sarcoma and updated NET/NEC cohort data; and
●	Initiate pivotal study in NET patients in Japan in late 2021.

Fruquintinib (ELUNATE® in China), a highly selective small molecule inhibitor of VEGFR 1/2/3 designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability; approved and launched in China

●	Completed enrollment in four cohorts of the Phase II study of fruquintinib combined with TYVYT® (NCT03903705), Innovent’s33 PD-1 antibody – in CRC[34], HCC[35], endometrial cancer and RCC[36]. Also initiated additional cohorts in gastric cancer, cervical cancer and NSCLC;
●	Presented preliminary CRC cohorts data from the Phase Ib/II studies of fruquintinib combined with TYVYT® and of fruquintinib combined with geptanolimab, Genor’s37 PD-1 antibody, at the 2021 ASCO Annual Meeting (NCT04179084 and NCT03977090, respectively). Both combination studies showed encouraging, durable benefit in advanced CRC patients with manageable safety profiles. A registration strategy for CRC is under discussion, as well as for additional indications; and
●	Initiated a Phase II study in China and Korea for fruquintinib in combination with tislelizumab (NCT04716634, led by BeiGene) with advanced or metastatic, unresectable gastric cancer, CRC or NSCLC.

Potential upcoming clinical and regulatory milestones for fruquintinib:

●	Submit Phase Ib U.S. monotherapy expansion data in metastatic CRC (NCT03251378) in the second half of 2021 for publication in early 2022;
●	Submit for presentation additional cohorts’ data from the studies of fruquintinib combined with an anti-PD-1 antibody in the second half of 2021, such as HCC, endometrial cancer and RCC;
●	Initiate a Phase Ib/II study in the U.S. for fruquintinib in combination with tislelizumab (NCT04577963) in patients with advanced, refractory triple negative breast cancer in the second half of 2021;
●	Initiate a registrational study in China of fruquintinib combined with an anti-PD-1 antibody in endometrial cancer patients, in the second half of 2021, the first of several potential pivotal studies with this combination;

●	Complete enrollment of the FRESCO-2 global Phase III registration study (NCT04322539) in refractory metastatic CRC in late 2021, which is expected to enroll over 680 patients from over 150 sites in 14 countries; and
●	Complete enrollment of the FRUTIGA China Phase III registration study (NCT03223376) in advanced gastric cancer in late 2021, which is expected to enroll approximately 700 patients from approximately 35 sites in China.

Savolitinib (ORPATHYS®), a highly selective small molecule inhibitor of MET being developed broadly across MET-driven patient populations in lung and gastric cancer and renal cell carcinoma

●	Presented CALYPSO Phase II study data in MET-driven patients (NCT02819596) for savolitinib in combination with IMFINZI®, AstraZeneca’s PD-L1[38] antibody at the 2021 ASCO Annual Meeting. In MET-driven PRCC[39] patients, the combination demonstrated encouraging synergy in efficacy and tolerability in line with single agent safety profiles;
●	Published in The Lancet Respiratory Medicine updated data from the Phase II study (NCT02897479), which were the results reviewed by the NMPA when it approved savolitinib for the treatment of patients with MET exon 14 skipping alteration NSCLC;
●	Presented final Phase II data for TATTON (NCT02143466) at WCLC[40] 2020 (held in January 2021), a global exploratory study in NSCLC aiming to recruit patients with MET amplification who had progressed after prior treatment with EGFR[41] inhibitors. TATTON clearly confirmed the importance of the savolitinib plus TAGRISSO® combination; and
●	Initiated Phase II study with potential for registration (NCT04923932) for savolitinib in metastatic gastric cancer in China in mid-2021.

Potential upcoming clinical and regulatory milestones for savolitinib:

●	Initiate a confirmatory China Phase IIIb post-approval study (NCT04923945) of savolitinib monotherapy in MET exon 14 skipping alteration patients in mid-2021 following its market launch, which is expected to enroll approximately 160 patients from approximately 40 sites;
●	Initiate SAMETA, a global Phase III pivotal study of the savolitinib plus IMFINZI® combination in MET-driven, unresectable and locally advanced or metastatic PRCC, based on the encouraging results of SAVOIR and CALYPSO studies, in the second half of 2021;
●	Initiate SANOVO, a pivotal Phase III study in China for the savolitinib plus TAGRISSO® combination in treatment naïve patients with EGFR mutant positive NSCLC with MET aberration in the second half of 2021;
●	Initiate SACHI, a pivotal Phase III study in China for the savolitinib plus TAGRISSO® combination in patients with NSCLC who have progressed following EGFR TKI treatment due to MET amplification in the second half of 2021; and
●	Conclude the SAVANNAH Phase II study (NCT03778229) for the savolitinib plus TAGRISSO® combination in NSCLC patients harboring EGFR mutation and MET amplification or overexpression. SAVANNAH will inform final regulatory, biomarker and dose regimen strategy for the initiation of global Phase III development in late 2021.

HMPL-689, an investigative and highly selective small molecule inhibitor of PI3Kδ42 designed to address the gastrointestinal and hepatotoxicity associated with currently approved and clinical-stage PI3Kδ inhibitors

●	Initiated Phase II studies with potential for registration intent in China for the treatment of patients with follicular lymphoma and patients with marginal zone lymphoma in April 2021.

Potential upcoming clinical and regulatory milestones for HMPL-689:

●	Complete Phase Ib dose expansion study (NCT03128164) and submit interim data for presentation in the second half of 2021. Over 95 patients have enrolled at the RP2D43 in six non-Hodgkin’s lymphoma sub-type cohorts;

●	Complete Phase I dose escalation in the U.S. and Europe (NCT03786926) in mid-2021 and initiate Phase Ib expansion studies in multiple non-Hodgkin’s lymphoma indications;
●	Complete U.S. FDA regulatory discussions in the second half of 2021 followed by the initiation of registration intent studies in indolent non-Hodgkin’s lymphoma by the end of 2021;
●	Initiate additional Phase II studies with potential for registration intent in China in additional relapsed/refractory non-Hodgkin’s lymphoma indications in late 2021 or early 2022; and
●	Initiate studies in combination with other anti-cancer therapies in China in early 2022.

HMPL-523, an investigative and highly selective small molecule inhibitor of Syk44, an important component of the B-cell receptor signaling pathway, for the treatment of hematological cancers and immune disease

●	Completed Phase Ib ITP[45] dose expansion study (NCT03951623) in China with all patients having completed eight weeks treatment.

Potential upcoming clinical and regulatory milestones for HMPL-523:

●	Initiate dose expansion of the Phase I study (NCT03779113) in the U.S. and Europe, following completion of dose escalation, in the second half of 2021;
●	Initiate a Phase III study in ITP in China in late 2021, after engagement with the CDE[46];
●	Initiate a Phase II study in AIHA[47] in China in late 2021; and
●	Submit for presentation Phase Ib study preliminary data in ITP (NCT03951623) in late 2021.

HMPL-453, an investigative and highly selective small molecule inhibitor of FGFR 1/2/3

Potential upcoming clinical and regulatory milestones for HMPL-453:

●	Initiate studies in combination with other anti-cancer therapies in China in late 2021 or early 2022, based on the response to the late June 2021 submission of an IND[48] to the NMPA.

HMPL-306, an investigative and highly selective small molecule inhibitor of IDH1/2 designed to address resistance to the currently marketed IDH inhibitors

●	Initiated dose escalation portion of a Phase I study (NCT04764474) in the U.S. in patients with relapsed or refractory hematological malignancies with an IDH1 and/or IDH2 mutation in the first half of 2021; and
●	Initiated dose escalation portion of a Phase I study (NCT04762602) in the U.S. in patients with solid tumors with an IDH1 and/or IDH2 mutation in the first half of 2021.

Potential upcoming clinical and regulatory milestones for HMPL-306:

●	Initiate dose expansion portion of the Phase I studies in China and the U.S. (NCT04272957, NCT04762602 and NCT04764474) in patients with relapsed or refractory hematological malignancies or solid tumors with an IDH1 and/or IDH2 mutation, after full enrollment of the dose escalation cohorts in late 2021 or early 2022.

HMPL-295, an investigative and highly selective small molecule inhibitor of ERK in the MAPK pathway49 with the potential to address intrinsic or acquired resistance from upstream mechanisms such as RAS-RAF-MEK

●	Initiated Phase I trial (NCT04908046) in patients with advanced solid tumors in China in July 2021.

HMPL-760, an investigative, highly selective, third-generation small molecule inhibitor of BTK with improved potency versus first generation BTK inhibitors against both wild type & C481S mutant enzymes

Potential upcoming clinical and regulatory milestones for HMPL-760:

●	Initiate Phase I trial in the U.S. in patients with advanced hematological malignancies in late 2021, based on the IND submission in late June 2021 to the U.S. FDA to begin clinical trials; and
●	Initiate Phase I trial in China in patients with advanced hematological malignancies in late 2021 or early 2022, based on the IND submission in late June 2021 to the China NMPA.

Discovery, our in-house scientific team has been responsible for the discovery of all eleven of our clinical drug candidates including our three approved oncology drugs ELUNATE®, SULANDA® and ORPATHYS®

●	Completed preclinical IND-enabling activities and submitted two INDs for HMPL-760 to the U.S. FDA and China NMPA.

Potential upcoming discovery milestones:

●	IND-enabling toxicity studies are underway for two additional in-house discovered oncology drug candidates, a potent and selective small molecule CSF-1R inhibitor (HMPL-653) and a CD47 antibody (HMPL-A83). If the outcomes of these studies are positive, we will follow with IND submissions in China and the U.S. in late 2021 and early 2022.

IV. MANUFACTURING

●	Rapid progress being made in building our new flagship Shanghai manufacturing facility, since breaking ground in December 2020. This facility is designed to increase our novel drug product manufacturing capacity by over five-fold and is on-track to commence production in 2024. In the first half of 2021 we obtained all necessary approvals and permits; completed vendor selection process for both the primary construction and specific equipment; completed site preparation and pilings; and initiated construction of the central utility building.

V. OTHER CORPORATE DEVELOPMENTS

●	Completed listing of ordinary shares and primary offering of 119,600,000 new ordinary shares[50] on the Main Board of HKEX (the “Global Offering”), raising net proceeds of approximately $585 million, to advance our late-stage clinical programs as well as our pipeline of clinical-stage and preclinical drug candidates, further strengthening our oncology commercialization, clinical, regulatory and manufacturing capabilities and enabling funding of potential global business development and strategic acquisition opportunities and for general corporate purposes;
●	Announced a divestment agreement to sell our entire indirect interest in HBYS[51], a non-core and non-consolidated over-the-counter drug joint venture business, to GL Capital[52] with the aggregate amount attributable to HUTCHMED of approximately $169 million in cash. This cash amount represents about 22 times HBYS’ adjusted net profit attributable to HUTCHMED equity holders of $7.7 million in 2020[53]. The transaction is subject to regulatory approval in China and is expected to close in the second half of 2021;
●	Changed our group company name to HUTCHMED in April 2021, and the names of several of our key subsidiaries. All remaining key subsidiaries’ names will change over the balance of 2021; and
●	Announced a strategic partnership with Inmagene[54] in January 2021 to further develop four novel preclinical drug candidates discovered by HUTCHMED for the potential treatment of multiple immunological diseases.

VI. IMPACT OF COVID-19

COVID-19 has not impacted our clinical studies in any material manner to date in 2021. We will continue to closely monitor the evolving situation.

INTERIM 2021 FINANCIAL RESULTS

Cash, Cash Equivalents and Short-Term Investments were $950.4 million as of June 30, 2021 compared to $435.2 million as of December 31, 2020.

●	Adjusted Group (non-GAAP55) net cash flows excluding financing activities in H1 2021 were -$63.1 million (H1-20: -$32.5m) mainly due to Oncology/Immunology R&D spending and partially offset by dividends received from our non-consolidated joint ventures totaling $42.1 million (H1-20: $35.3m); and
●	Net cash generated from financing activities in H1 2021 totaled $578.3 million (H1-20: $96.3m) mainly resulting from the Global Offering in June 2021 and a private placement to a fund affiliated with BPEA[56].
●	Not included above is a further approximately $250 million from: $77 million in net proceeds in July 2021 from the exercise of the over-allotment option of the Global Offering; the $25 million milestone payment from AstraZeneca triggered by first commercial sales of ORPATHYS® in July 2021; and the approximately $150 million in remaining net proceeds receivable under our agreed divestment of HBYS to GL Capital.

Revenues for the six months ended June 30, 2021 were $157.4 million compared to $106.8 million in the six months ended June 30, 2020.

●	Oncology/Immunology consolidated revenues increased 161% (152% at CER57) to $42.9 million (H1-20: $16.4m) comprised of:

ELUNATE® revenues increased 244% to $29.8 million (H1-20: $8.6m) in manufacturing revenues, promotion and marketing service revenues and royalties, as our in-house sales team increased in-market sales 186% to $40.1 million (H1-20: $14.0m), as provided by Lilly58;

SULANDA® sales revenues of $8.0 million since mid-January launch, initially to treat patients with advanced extra-pancreatic (non-pancreatic) NET, then also to treat patients with pancreatic NET in June 2021; and

R&D service fee revenues of $5.1 million (H1-20: $7.8m) primarily from AstraZeneca and Lilly.

ORPATHYS® $25 million payment and fixed royalty of 30% on all China sales from AstraZeneca not included, as the milestone payment was recently triggered by its first sales in China in July 2021. AstraZeneca has launched ORPATHYS® across China through its extensive, market-leading oncology commercial organization.

●	Other Ventures consolidated revenues increased 27% (18% at CER) to $114.5 million (H1-20: $90.4m) mainly due to continued sales growth of third-party prescription drug products.

Net Expenses for the six months ended June 30, 2021 were $259.8 million compared to $156.5 million in the six months ended June 30, 2020.

●	Cost of Revenues were $123.2 million (H1-20: $83.6m), the majority of which were the cost of third-party prescription drug products marketed through our profitable Other Ventures, as well as costs associated with promotion and marketing services to Lilly which commenced in October 2020;
●	R&D Expenses were $123.1 million (H1-20: $74.0m) mainly as a result of an expansion in the development of our eleven novel oncology drug candidates. With six now in global development, our rapidly scaling international clinical and regulatory operations in the U.S. and Europe incurred expenses of $59.3 million (H1-20: $19.9m) while R&D expenses in China were $63.8 million (H1-20: $54.1m);

●	SG&A59 Expenses were $54.8 million (H1-20: $27.4m) primarily due to increases in staff costs and share-based compensation to support expanding operations. This included the build-up of a large-scale national oncology commercial infrastructure in China to support our oncology products; and
●	Other Items[60] generated net income of $41.3 million (H1-20: $28.5m) resulting primarily from an increase in our share of equity in the earnings from equity investees under our Other Ventures in China which delivered solid underlying net income growth of 19% (9% at CER) in the first half of 2021 and also benefited from a one-time land compensation of $5.1 million (H1-20: nil).

Net Loss attributable to HUTCHMED for the six months ended June 30, 2021 was $102.4 million compared to $49.7 million in the six months ended June 30, 2020.

●	As a result, the net loss attributable to HUTCHMED in the first half of 2021 was $0.14 per ordinary share / $0.70 per ADS[60] compared to net loss attributable to HUTCHMED of $0.07 per ordinary share / $0.35 per ADS, in the six months ended June 30, 2020.

FINANCIAL SUMMARY

Condensed Consolidated Balance Sheet Data

(in $’000)

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Assets
Cash and cash equivalents and short-term investments	950,448	435,176
Accounts receivable	58,878	47,870
Other current assets	81,848	47,694
Property, plant and equipment	29,168	24,170
Investments in equity investees	118,316	139,505
Other non-current assets	34,231	29,703
Total assets	1,272,889	724,118
Liabilities and shareholders’ equity
Accounts payable	28,513	31,612
Other payables, accruals and advance receipts	181,610	120,882
Bank borrowings	26,883	26,861
Other liabilities	22,188	25,814
Total liabilities	259,194	205,169
Total Company’s shareholders’ equity	984,795	484,116
Non-controlling interests	28,900	34,833
Total liabilities and shareholders’ equity	1,272,889	724,118

Condensed Consolidated Statement of Operations Data

(Unaudited, in $’000, except share and per share data)

	Six Months Ended June 30,
	2021	2020
Revenues:
Oncology/Immunology – Marketed Products	37,795	8,645
Oncology/Immunology – R&D	5,056	7,747
Oncology/Immunology consolidated revenues	42,851	16,392
Other Ventures	114,511	90,373
Total revenues	157,362	106,765
Expenses:
Costs of revenues	(123,249)	(83,572)
Research and development expenses	(123,050)	(73,974)
Selling and general administrative expenses	(54,797)	(27,384)
Total expenses	(301,096)	(184,930)
Loss from Operations	(143,734)	(78,165)
Other income	3,287	1,585
Loss before income taxes and equity in earnings of equity investees	(140,447)	(76,580)
Income tax expense	(1,859)	(2,032)
Equity in earnings of equity investees, net of tax	42,966	30,366
Net loss	(99,340)	(48,246)
Less: Net income attributable to non-controlling interests	(3,057)	(1,448)
Net loss attributable to HUTCHMED	(102,397)	(49,694)
Losses per share attributable to HUTCHMED - basic and diluted	(0.14)	(0.07)
Number of shares used in per share calculation - basic and diluted	729,239,181	685,285,841
Losses per ADS attributable to HUTCHMED - basic and diluted	(0.70)	(0.35)
Number of ADSs used in per share calculation - basic and diluted	145,847,836	137,057,168

All amounts are expressed in U.S. dollar currency unless otherwise stated.

FINANCIAL GUIDANCE

During the first half of 2021, we performed as expected with commercial progress on ELUNATE®, SULANDA® and now ORPATHYS®. While results are encouraging, we leave guidance unchanged.

	H1 2021	2021 Current	Adjustments vs.
	Actual	Guidance	Previous Guidance

Oncology/Immunology consolidated revenues	$42.9 million	$110 – 130 million	nil

Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

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Conference Call and Audio Webcast Presentation scheduled today at 8 p.m. HKT / 1 p.m. BST / 8 a.m. EDT – Investors may participate in the call as follows: +852 3027 6500 (Hong Kong) / +44 20 3194 0569 (U.K.) / +1 646 722 4977 (U.S.), or access a live audio webcast of the call via HUTCHMED’s website at www.hutch-med.com/event/.

Additional dial-in numbers are also available at HUTCHMED's website. Please use participant access code “45675713#.”

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development & commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,300 personnel has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Contacts

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates and uncertainties regarding the impact of the COVID-19 pandemic. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Ends

OPERATIONS REVIEW

ONCOLOGY/IMMUNOLOGY

We discover, develop, manufacture and market targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 720 scientists and staff (December 31, 2020: >600), and an in-house oncology commercial organization of about 540 staff (December 31, 2020: ~390).

Currently, we have eleven self-discovered oncology drug candidates in clinical trials in China, with six also in clinical development in the U.S. and Europe. Our first three drug candidates, fruquintinib, surufatinib and savolitinib, have all been approved and launched in China.

MARKETED PRODUCT SALES

Fruquintinib (ELUNATE® in China)

In the first half of 2021, ELUNATE® in-market sales increased 186% to $40.1 million (H1-20: $14.0m), as provided by Lilly. ELUNATE® revenues consolidated by HUTCHMED increased 244% to $29.8 million (H1-20: $8.6m).

HUTCHMED took over development and execution responsibilities for all on-the-ground medical detailing, promotion and local and regional marketing activities for ELUNATE® in China from Lilly in October 2020. We estimate, for our approved indication in third-line metastatic CRC, there is an approximate incidence of 83,000 new patients per year in China.

During the first half of 2021, we conducted about 5,000 educational/scientific events involving approximately 70,000 healthcare professionals (“HCPs”). We increased medical sales coverage to over 2,500 cancer hospitals and secured hospital pharmacy listings for ELUNATE® in over 400 hospitals, in both cases more than double the level of October 2020 when HUTCHMED took over from Lilly.  We estimate that during the first half of 2021 approximately 9,000 patients were treated with ELUNATE®.

We have confirmed a total of about 20 investigator-initiated studies, which target to explore ELUNATE® use in CRC, gastric cancer, NSCLC, pancreatic cancer, and several other indications. We believe that these studies combined with our promotion and marketing activities are rapidly raising awareness of ELUNATE® in China.

Surufatinib (SULANDA® in China)

SULANDA® was first launched for the treatment of advanced NETs for tumors originating outside of the pancreas in mid-January 2021 and for those originating in the pancreas in late June 2021. Total sales in the first half of 2021 were $8.0 million (H1-20: nil).

During the first half of 2021, we introduced SULANDA® through a campaign of local, regional and national launch events involving approximately 12,000 HCPs. We have utilized means-tested early access and patient access programs to enable SULANDA® use by over 2,000 patients during the first half of 2021. We estimate, there is an approximate incidence of 34,000 new advanced NET patients per year in China.

We view this initial progress as encouraging and, over the balance of 2021, we expect to decide our long term pricing strategy for SULANDA® either by submitting for inclusion in the 2022 NRDL or by continuing to price at current levels and expanding our early access and patient access programs.

We have also confirmed a total of over 30 investigator-initiated studies in a broad range of exploratory solid tumor indications all of which are expected to gradually expand awareness of SULANDA® in China.

Savolitinib (ORPATHYS®)

On June 22, 2021, ORPATHYS® became the first-in-class selective MET inhibitor to be approved in China. Our partner, AstraZeneca, then launched ORPATHYS® in mid-July 2021, less than three weeks after its conditional approval by the NMPA for patients with MET exon 14 skipping alteration NSCLC.

More than a third of the world’s lung cancer patients are in China and, among those with NSCLC, approximately 2-3% have tumors with MET exon 14 skipping alterations, representing an approximate incidence of 13,000 new patients per year in China. Importantly also, MET plays a role in multiple other solid tumors, with an estimated total incidence of 120,000 new patients per year in China.

In the second half of 2021, HUTCHMED will begin to consolidate revenues from ORPATHYS®, starting with a $25 million non-creditable and non-refundable first sale milestone payment from AstraZeneca and then ongoing manufacturing fees in addition to royalties of 30% of ORPATHYS® sales in China.

As a result of its approval prior to the mid-2021 cut off, ORPATHYS® will be eligible for potential inclusion in the 2022 NDRL, subject to negotiation and agreement with the relevant regulatory authorities.

RESEARCH & DEVELOPMENT

Savolitinib (ORPATHYS®)

Savolitinib is an oral, potent, and highly selective small molecule inhibitor of MET. In global partnership with AstraZeneca, savolitinib has been studied in NSCLC, PRCC and gastric cancer in about 1,200 clinical trial patients to date, both as a monotherapy and in combinations.

Savolitinib – Lung cancer:

MET plays an important role in NSCLC. The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	MET exon 14 skipping alteration	China	II Registration	Approved and launched	NCT02897479
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm+[62]; TAGRISSO® refractory; MET+	Global	II Registration-intent	Ongoing. Data support progressing into Phase III, expected in H2 2021	NCT03778229
Savolitinib + TAGRISSO®	2L/3L EGFRm+; TAGRISSO® refractory; MET+	Global	III	In planning. Intend to initiate in H2 2021	N/A
Savolitinib + TAGRISSO®	SACHI: 2L EGFR TKI refractory NSCLC; MET+	China	III	In planning. Intend to initiate in H2 2021	N/A
Savolitinib + TAGRISSO®	SANOVO: Naïve patients with EGFRm & MET+	China	III	In planning. Intend to initiate in H2 2021	N/A

NMPA NDA Approval in MET exon 14 skipping alterations NSCLC (NCT02897479) – In June 2021, savolitinib was approved by the NMPA based on positive results from a Phase II trial conducted in China in patients with NSCLC with MET exon 14 skipping alterations, including patients with the more aggressive pulmonary sarcomatoid carcinoma subtype. Savolitinib demonstrated effective anti-tumor activity based on an independent review of ORR and DCR. The approval is conditional upon successful completion of a confirmatory study in this patient population (NCT04923945), which is expected to enroll approximately 160 patients from approximately 40 sites. In July 2021, the first commercial sales in China occurred.

EGFR TKI-resistance in NSCLC – MET-amplification is a major mechanism for acquired resistance to both first-generation EGFR TKIs, such as IRESSA® and TARCEVA®, as well as third-generation EGFR TKIs like TAGRISSO®. As many as 30% of EGFR mutation positive NSCLC patients develop MET amplification driven resistance to EGFR TKIs. Savolitinib has been studied extensively in these patients in the TATTON and SAVANNAH studies.

SAVANNAH Phase II study of combination with TAGRISSO® in patients who have progressed following TAGRISSO® due to MET amplification or overexpression (NCT03778229) – The SAVANNAH study is a global single-arm, open-label study that has now fully enrolled the savolitinib 300mg QD63 cohort, and is currently enrolling two additional cohorts of savolitinib 300mg BID64 and 600mg QD. The study will also determine optimal design of the planned global Phase III study regarding optimal biomarker strategy and dosage regimen. Enrollment is expected to be completed in mid-2021 and planning for the global Phase III study is now underway.

In-Planning – SACHI China Phase III study of combination with TAGRISSO® in 2L EGFR TKI refractory, MET amplified NSCLC patients – We intend to initiate a Phase III study in China targeting EGFR TKI refractory second-line NSCLC patients in the second half of 2021.

In-Planning – SANOVO China Phase III study of combination with TAGRISSO® in EGFR mutant and MET positive NSCLC patients – We intend to initiate a Phase III study in China targeting treatment naïve patients who are both EGFR mutation and MET aberrant in the second half of 2021.

Savolitinib – Kidney cancer:

MET is a clear genetic driver in RCC. The table below shows a summary of the clinical studies for savolitinib in kidney cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib + IMFINZI®	SAMETA: MET-driven, unresectable and locally advanced or metastatic PRCC	Global	III	In planning. Expected to begin enrollment in H2 2021	N/A
Savolitinib + IMFINZI®	CALYPSO: PRCC	U.K./Spain	II	Data update at ASCO 2021	NCT02819596
Savolitinib + IMFINZI®	CALYPSO: Clear cell RCC; VEGFR TKI refractory	U.K./Spain	II	Ongoing	NCT02819596

Savolitinib and Immunotherapy Combinations – Evidence is emerging which demonstrates that MET plays an important role in the tumor microenvironment, leading to reduced anti-tumor activity of immune cells in many solid tumors. Therefore, combining immunotherapies with a MET inhibitor is hypothesized to enhance anti-tumor activity.

CALYPSO Phase II in combination with IMFINZI® PD-L1 inhibitor in RCC (NCT02819596) – The CALYPSO study is an investigator-initiated open-label Phase I/II study of savolitinib in combination with IMFINZI®. The study is evaluating the safety and efficacy of the savolitinib/IMFINZI® combination in patients with PRCC and clear cell RCC at sites in the U.K. and Spain.

CALYPSO PRCC cohort – Interim results of the PRCC cohort of the CALYPSO study were most recently presented at the ASCO 2021 and showed encouraging efficacy across all patients, particularly in MET-driven PRCC patients, where the combination demonstrated encouraging synergy in efficacy and tolerability in line with single agent safety profiles. In patients regardless of PD-L1 or MET status, ORR was 29%, while median PFS was 4.9 months (95% CI: 2.5-10.0) and median OS was 14.1 months (95% CI: 7.3-30.7). Importantly, for patients whose tumors are MET-driven, ORR was 57%, median PFS was 10.5 months (95% CI: 2.9-15.7) and median OS was 27.4 months (95% CI: 7.3-NR). Tolerability was consistent with established single agent safety profiles.

In-Planning – SAMETA Phase III in combination with IMFINZI® PD-L1 inhibitor in MET-driven, unresectable and locally advanced or metastatic PRCC – Based on the encouraging results of the SAVOIR (NCT03091192) and CALYPSO studies, we intend to initiate a global Phase III, open-label, randomized, controlled study of savolitinib plus IMFINZI® versus sunitinib monotherapy versus IMFINZI® monotherapy in patients with MET-driven, unresectable and locally advanced or metastatic PRCC. The study is expected to begin enrollment by the second half of 2021.

Savolitinib – Gastric cancer:

MET-driven gastric cancer has a very poor prognosis. Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer patients, demonstrating promising efficacy.

China Phase II study with potential for registration intent in 2L+ gastric cancer with MET amplification (NCT04923932) – In July 2021, we initiated a Phase II registration-intent study in MET-amplified gastric cancer in China. This is a two-stage, single-arm study which targets advanced gastric cancer patients who have failed at least one line of treatment. The primary endpoint is ORR. Subject to the results of the first stage of this study, we will discuss with the CDE of NMPA the appropriate approach and necessary criteria for registration.

Surufatinib (SULANDA® in China)

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both shown to be involved in tumor angiogenesis, and CSF-1R, which plays a key role in regulating tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib has been studied in over 950 clinical trial patients to date, both as a monotherapy and in combinations, and is approved in China.

We currently retain all rights to surufatinib worldwide. A summary of the clinical studies of surufatinib is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: extra-pancreatic NET	China	III	Approved & launched	NCT02588170
Surufatinib monotherapy	SANET-p: pancreatic NET	China	III	Approved & launched; subgroup analysis at ASCO 2021	NCT02589821
Surufatinib monotherapy	NETs	U.S.	Ib	FDA accepted NDA (July 2021); updated Ib data at ASCO 2021	NCT02549937
Surufatinib monotherapy	NETs	Europe	Ib	EMA accepted MAA (July 2021)	N/A
Surufatinib monotherapy	BTC & soft tissue sarcoma	U.S.	Ib	Ongoing	NCT02549937
Surufatinib monotherapy	BTC	China	IIb	Completed. Priority for PD-1 combo for future BTC development	NCT03873532
Surufatinib monotherapy	BTC	China	Ib/IIa	Completed; data presented at ASCO 2021	NCT02966821
Surufatinib + TUOYI® (PD-1)	NENs[65]	China	II	Ongoing; data at ASCO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	BTC	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Gastric cancer	China	II	Ongoing; data at ASCO 2021	NCT04169672
Surufatinib + TUOYI® (PD-1)	Thyroid cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	SCLC[66]	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Soft tissue sarcoma	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Endometrial cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	Esophageal cancer	China	II	Ongoing	NCT04169672
Surufatinib + TUOYI® (PD-1)	NSCLC	China	II	Ongoing	NCT04169672
Surufatinib + TYVYT® (PD-1)	Solid tumors	China	I	Ongoing	NCT04427774
Surufatinib + tislelizumab (PD-1)	Solid tumors	U.S. / Europe	Ib/II	Ongoing	NCT04579757

Surufatinib – NET:

NETs present in the body’s organ system with fragmented epidemiology. About 65-75% of NETs originate in the GI67 tract and pancreas, 25-35% in the lung or bronchus, and a further 20-30% in other organs or unknown origins.

Global development of surufatinib in NET: U.S. NDA and E.U. MAA under review – In June 2021, the U.S. FDA accepted our filing of the NDA for surufatinib for the treatment of pancreatic and extra-pancreatic (non-pancreatic) NETs. The PDUFA goal date assigned by the FDA for this NDA is April 30, 2022. Surufatinib received fast track designation in April 2020 for the treatment of pancreatic and extra-pancreatic NET. Orphan Drug Designation for pancreatic NET was also granted in November 2019.

The NDA is supported by data from two positive Phase III studies of surufatinib in patients with pancreatic and extra-pancreatic NET in China (SANET-p and SANET-ep both previously reported in The Lancet Oncology, as mentioned below), and a surufatinib study conducted in the U.S. We have initiated an Expanded Access Protocol in the U.S. to ensure patients with NET with limited therapeutic options have access to this treatment. Regulatory clearance of this protocol has been granted by the FDA and this program is open for site activation.

We have also submitted the EMA MAA for surufatinib, which was validated and accepted in July 2021, for the treatment of both pancreatic and non-pancreatic NET. In addition, we are planning to initiate a pivotal study in NET patients in Japan in late 2021.

U.S. Phase Ib NET cohorts (NCT02549937) – Updated data from a multi-center, open-label, Phase Ib clinical study to evaluate the safety, tolerability and pharmacokinetics of surufatinib in U.S. patients was presented at ASCO 2021, reinforcing the dosage, efficacy and safety profile as comparable to the China trials data. At data cut-off, in 32 patients treated between two and 23 months, confirmed response and DCR was observed in 18.8% and 87.5% of pancreatic NET patients, and 6.3% and 93.8% of extra-pancreatic NET patients, respectively. Median PFS was 11.5 months for patients in both cohorts (95% CI: 6.5-17.5).

Surufatinib approved and launched in extra-pancreatic NET (SANET-ep, NCT02588170) – Surufatinib was launched in mid-January 2021 after being granted approval by the NMPA for the treatment of extra-pancreatic (non-pancreatic) NET based on results from the SANET-ep study, a Phase III trial in patients with advanced extra-pancreatic NET conducted in China.

Surufatinib approved and launched in pancreatic NET (SANET-p, NCT02589821) – In June 2021, surufatinib was granted additional approval by the NMPA for the treatment of advanced pancreatic NETs, based on results from the SANET-p study, a Phase III pivotal study in patients with advanced pancreatic NETs conducted in China.

At ASCO 2021, we presented a subgroup analysis of SANET-p on the relationship of Ki-67 and baseline CgA on efficacy outcomes. SANET-p had showed that surufatinib demonstrated a statistically significant and clinically meaningful improvement in PFS, and this exploratory analysis showed that surufatinib demonstrated benefit irrespective of Ki-67 expression levels or baseline CgA. Median PFS was statistically longer in the surufatinib arm versus that in the placebo arm in subgroups of Ki-67 5-10% (11.0 vs 3.7 months), Ki-67 > 10% (11.1 vs 2.8 months) and CgA > 2 × ULN (11.0 vs 3.7 months).

Surufatinib – BTC:

Phase Ib/IIa study of surufatinib monotherapy in second-line BTC (NCT02966821) – We presented data at ASCO 2021, which highlighted surufatinib’s potential in BTC.  For a total of 39 BTC patients, 16-week PFS rate was 46.33% (95% CI: 24.4‒65.7), with median PFS of 3.7 months and median OS of 6.9 months. The top three Grade 3 or higher TRAEs68 included blood bilirubin increased (20.5%), hypertension (17.9%), and proteinuria (12.8%).

Phase IIb/III study of surufatinib monotherapy in second-line BTC (NCT03873532) – In March 2019, based on preliminary Phase Ib/IIa data, we initiated a Phase IIb/III study comparing surufatinib monotherapy with capecitabine in patients with unresectable or metastatic BTC. Enrollment for the Phase IIb portion (80 patients) of this study was completed in late 2020.  Based on the emerging data from our Phase II cohort of the surufatinib combination plus TUOYI® in BTC (NCT04169672), we are now prioritizing the combination over surufatinib monotherapy for further development.

Surufatinib – Combinations with checkpoint inhibitors:

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors, could help improve the anti-tumor activity of PD-1 antibodies.

TUOYI® combinations (NCT04169672) – In a Phase I dose-finding study presented at the 2020 AACR Conference, data showed that surufatinib plus TUOYI® were well tolerated with no unexpected safety signals observed, with encouraging antitumor activity in patients with advanced solid tumors, particularly in severe settings such as grade 3 NET patients or NEC patients for whom no therapies have been approved. A Phase II China study is enrolling patients in nine solid tumor indications, including NENs, BTC, gastric cancer, thyroid cancer, SCLC, soft tissue sarcoma, endometrial cancer, esophageal cancer and NSCLC.

At ASCO 2021, encouraging preliminary data were disclosed for the surufatinib and TUOYI® combination in the NEC and gastric cancer cohorts.

For the 20 patients in the NEC cohort who received an average of 5 cycles of treatments and are efficacy evaluable, ORR was 20% while DCR was 70%. Median PFS was 3.9 months (95% CI: 1.3-NR). Grade 3 or higher TRAEs occurred in 33% of patients. We are preparing to initiate a Phase III study in second-line or above NEC.

Median duration of treatment for the gastric cancer cohort was 3 months, with 15 efficacy evaluable patients at the time of the analysis. For these 15 patients, confirmed ORR was 13% and an additional 20% of patients had unconfirmed response. DCR was 73% and median PFS was 3.7 months (95% CI: 1.4-NR). Grade 3 or higher TRAEs occurred in 14% of patients. Registration design for gastric cancer is under discussion.

Tislelizumab combinations (NCT04579757) – In addition to the TUOYI® and TYVYT® combination studies in China, in March 2021 we dosed the first patient in an open-label, Phase Ib/II study of surufatinib in combination with BeiGene’s tislelizumab in the U.S. and Europe, evaluating the safety, tolerability, pharmacokinetics and efficacy in patients with advanced solid tumors, including CRC, NET, small cell lung cancer, gastric cancer and soft tissue sarcoma.

Surufatinib – Exploratory development:

We are conducting multiple Phase Ib expansion cohorts in the U.S. to explore the use of surufatinib in BTC and soft tissue sarcoma. In China, we intend to initiate multiple exploratory studies, both as a single agent and in combinations, to evaluate the efficacy of surufatinib. We are also supporting dozens of investigator-initiated studies in various tumor settings.

Fruquintinib (ELUNATE® in China)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR 1/2/3 kinases that was designed to improve kinase selectivity to minimize off-target toxicity and thereby improve tolerability. Fruquintinib has been studied in over 2,800 clinical trial patients to date, both as a monotherapy and in combinations.

We retain all rights to fruquintinib outside of China and are partnered with Lilly in China. The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	FRESCO-2: metastatic CRC	U.S. / Europe / Japan	III	Ongoing. Enrollment target to complete in late 2021	NCT04322539
Fruquintinib monotherapy	CRC; TN69 & HR+70/Her2[71]- breast cancer	U.S.	Ib	Ongoing	NCT03251378
Fruquintinib + paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Ongoing; completed 2nd interim analysis	NCT03223376
Fruquintinib + TYVYT® (PD-1)	CRC	China	II	Ongoing; presented data at ASCO 2021	NCT04179084
Fruquintinib + TYVYT® (PD-1)	HCC	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + TYVYT® (PD-1)	Endometrial cancer	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + TYVYT® (PD-1)	RCC	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + TYVYT® (PD-1)	GI tumors	China	Ib/II	Ongoing	NCT03903705
Fruquintinib + tislelizumab (PD-1)	TN breast cancer	U.S.	Ib/II	Initiating	NCT04577963
Fruquintinib + tislelizumab (PD-1)	Solid tumors	Korea / China	Ib/II	Ongoing	NCT04716634
Fruquintinib + geptanolimab (PD-1)	CRC	China	Ib	Ongoing; presented data at ASCO 2021	NCT03977090
Fruquintinib + geptanolimab (PD-1)	NSCLC	China	Ib	Ongoing	NCT03976856

Fruquintinib – CRC:

Fruquintinib capsules, sold under the brand name ELUNATE®, are approved in China for metastatic CRC patients.

FRESCO-2 Phase III global registration study in metastatic CRC (NCT04322539) – In the second half of 2020, we initiated a global Phase III registration study, known as the FRESCO-2 study, in refractory metastatic CRC which is expected to enroll over 680 patients from over 150 sites in 14 countries. Enrollment is targeted to be completed in late 2021.

Fruquintinib – Gastric cancer:

FRUTIGA Phase III study of fruquintinib in combination with paclitaxel in gastric cancer (second-line) (NCT03223376) –The FRUTIGA study is a randomized, double-blind, Phase III study in China to evaluate the efficacy and safety of fruquintinib combined with paclitaxel compared with paclitaxel monotherapy, for second-line treatment of advanced gastric cancer. The FRUTIGA study is expected to enroll approximately 700 patients, with co-primary endpoints of PFS and OS. We expect to complete enrollment of FRUTIGA around the end of 2021.

Fruquintinib – Combinations with checkpoint inhibitors:

Phase Ib/II dose expansion study in China of fruquintinib plus TYVYT® is underway in different tumor types, including HCC, endometrial cancer, RCC and GI tumors. Moreover, Phase Ib studies of fruquintinib plus geptanolimab, Genor’s anti-PD-1 antibody, in second-line CRC and NSCLC are also underway.

At ASCO 2021, encouraging preliminary data were disclosed for fruquintinib in combination with two PD-1 inhibitors, TYVYT® and geptanolimab, in advanced CRC. Both preliminary data sets showed a five-fold increase in ORR and a doubling of mPFS as compared to the FRESCO study for fruquintinib monotherapy.

TYVYT® combinations (NCT03903705) – In the TYVYT® and fruquintinib combination study, 44 patients were enrolled into the CRC cohort, 22 of whom received the RP2D. ORR was 23% for all patients and 27% for those who received the RP2D. DCR was 86% for all patients and 96% for those who received the RP2D. Median PFS was 5.6 months for all patients, and 6.9 months for those who received the RP2D. Median OS was 11.8 months for all patients. A registration strategy for mCRC is under discussion.

Registration strategies for additional indications such as endometrial, liver and renal cancer are in various stages of being formulated. Three new cohorts are being added to the study.

Geptanolimab combination in CRC (NCT03977090) – For the 15 patients in the CRC cohort of the fruquintinib and geptanolimab Phase Ib study, ORR was 26.7% (including 1 patient with unconfirmed PR) and 33% in the group that received the RP2D (3mg/kg of geptanolimab every 2 weeks, 4mg of fruquintinib once daily for 3 weeks on, 1 week off). DCR for all evaluable patients was 80% and median PFS was 7.3 months (95% CI: 1.9-NR). Grade 3 TRAEs occurred in 47% of patients, and no incidences of grade 4 or 5 TRAEs were observed.

Tislelizumab combinations (NCT04577963 & NCT04716634): – In the second half of 2021, we plan to initiate an open-label, multi-center, non-randomized, Phase Ib/II study in the U.S. to assess the safety and efficacy of fruquintinib in combination with tislelizumab in patients with advanced refractory triple negative breast cancer, to be followed by a further study in additional solid tumor types. In addition, a Phase II study in China and Korea for fruquintinib in combination with tislelizumab was initiated and being led by BeiGene, for the treatment of advanced or metastatic, unresectable gastric cancer, CRC or NSCLC.

Fruquintinib – Exploratory development:

We are conducting multiple Phase Ib expansion cohorts in the U.S. to explore fruquintinib in CRC and breast cancer. In China, there are about 20 investigator-initiated studies in various solid tumor settings being conducted.

HMPL-689

HMPL-689 is a novel, highly selective oral inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway. HMPL-689’s pharmacokinetic properties have been found to be favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical studies. We also expect that HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction. We currently retain all rights to HMPL-689 worldwide. The table below shows a summary of the clinical studies for HMPL-689.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	Ib	Ongoing	NCT03128164
HMPL-689 monotherapy	Relapsed/refractory follicular lymphoma and marginal zone lymphoma	China	II registration-intent	Ongoing	NCT04849351
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	U.S./ Europe	I/Ib	Ongoing. To support U.S. regulatory interaction in H2 2021	NCT03786926
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	U.S./ Europe	II registration-intent	In planning	N/A

Phase II registration-intent trial in follicular lymphoma and marginal zone lymphoma (NCT04849351): In April 2021, we commenced a registration-intent Phase II trial in China in patients with relapsed or refractory follicular lymphoma and marginal zone lymphoma, two subtypes of non-Hodgkin’s lymphoma. The multi-center, single-arm, open-label study is to evaluate the efficacy and safety of HMPL-689 once a day oral monotherapy in approximately 100 patients with relapsed/refractory follicular lymphoma and approximately 80 patients with relapsed/refractory marginal zone lymphoma. The primary endpoint is ORR, with secondary endpoints including CR72 rate, PFS, time to response and duration of response. The trial is being conducted in over 35 sites in China.

The initiation of the Phase II trial is based on the highly promising preliminary results from the Phase Ib expansion study ongoing in China (NCT03128164), which has shown thus far that HMPL-689 was well tolerated, exhibiting dose-proportional pharmacokinetics, and single-agent clinical activity in relapsed/refractory B-cell lymphoma patients.

Global development of HMPL-689 (NCT03786926): We have initiated a Phase I/Ib study in the U.S. and Europe, with patient enrollment underway. Dose escalation is near complete and we expect to engage with regulatory authorities in the second half of 2021 to discuss potential registration pathways.

HMPL-523

HMPL-523 is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological cancers and immune diseases. Syk is a component in B-cell receptor signaling pathway. We currently retain all rights to HMPL-523 worldwide. The table below shows a summary of the clinical studies for HMPL-523.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-523 monotherapy	ITP	China	I/Ib	Completed. Supports initiation of Phase III in H2 2021	NCT03951623
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	Australia	Ib	Active, not recruiting	NCT02503033
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	U.S. / Europe	I/Ib	Ongoing	NCT03779113
HMPL-523 monotherapy	Multiple sub-types of B-cell malignancies	China	I/Ib	Enrollment completed	NCT02857998
HMPL-523 monotherapy	AIHA	China	II	In planning	N/A

Phase I/Ib dose escalation study of HMPL-523 in patients with ITP (NCT03951623) – In mid-2019, we initiated a Phase I study in patients with ITP, an autoimmune disorder characterized by low platelet count and an increased bleeding risk. Both dose escalation and dose expansion stages are now complete, with planning and preparation for a Phase III trial in China now underway. We plan to submit the results of the Phase Ib study for presentation in late 2021.

Phase I/Ib studies of HMPL-523 in indolent non-Hodgkin’s lymphoma and multiple subtypes of B-cell malignancies (NCT02503033/NCT02857998) – Our Phase I/Ib dose escalation and expansion studies in Australia and China have now enrolled over 200 patients in a broad range of hematological cancers and have identified indications of interest for future development.

Phase I/Ib study of HMPL-523 in indolent non-Hodgkin’s lymphoma (NCT03779113) – We have now initiated a Phase I/Ib study in the U.S. and Europe. Patient enrollment is underway in 11 sites, multiple dose cohorts have been completed and we will soon establish our RP2D.

Phase II dose escalation study of HMPL-523 in patients with AIHA (in planning) – following the encouraging data seen in our Phase Ib study in the autoimmune disorder ITP, we intend to initiate a Phase II study in patients with AIHA, another autoimmune disorder.

HMPL-453

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies. We currently retain all rights to HMPL-453 worldwide. The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	Cholangiocarcinoma (IHCC)	China	II	Ongoing	NCT04353375
HMPL-453 combinations	Multiple	China	I	IND submitted (June 2021)	N/A

In September 2020, we initiated a Phase II, single-arm, multi-center, open-label study, evaluating the efficacy, safety and pharmacokinetics of HMPL-453 in patients with advanced IHCC with FGFR2 fusion who had failed at least one line of systemic therapy. IHCC is a cancer that develops within the bile ducts, the second most common primary hepatic malignancy after HCC. Approximately 10-15% of IHCC patients have tumors that harbor FGFR2 fusion.

We submitted a new IND to the NMPA in late June 2021, with the intention to initiate studies in combination with other anti-cancer therapies in China in late 2021 or early 2022.

HMPL-306

HMPL-306 is a novel small molecule dual-inhibitor of enzymes IDH1 and IDH2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. We currently retain all rights to HMPL-306 worldwide. The table below shows a summary of the clinical studies for HMPL-306.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-306 monotherapy	Hematological malignancies	China	I	Ongoing	NCT04272957
HMPL-306 monotherapy	Solid tumors	U.S.	I	Ongoing	NCT04762602
HMPL-306 monotherapy	Hematological malignancies	U.S.	I	Ongoing	NCT04764474

Our Phase I study in China has been initiated at multiple sites and we anticipate establishing the RP2D during 2021.

In March 2021, we initiated our Phase I development in the U.S. and Europe. These two trials are multi-center studies to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and preliminary efficacy of HMPL-306, in either solid tumors, including but not limited to gliomas, chondrosarcomas or cholangiocarcinomas; or in IDHm+ hematological malignancies. Dose escalation in both trials is expected to be completed in the second half of 2021, to be followed by the start of the expansion phase.

HMPL-295

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). This is our first of multiple candidates in discovery targeting the MAPK pathway.

RAS-MAPK pathway is dysregulated in human diseases, particularly cancer, in which mutations or non-genetic events hyper-activate the pathway in more than 50% of cancers. Activating mutations in RAS genes occur in more than 30% of cancers. RAS and RAF predict worse clinical prognosis in a wide variety of tumor types, mediate resistance to targeted therapies, and decrease the response to the approved standards of care, namely, targeted therapy and immunotherapy. In the MAPK pathway, KRAS inhibitors are under clinical evaluation, and acquired resistance develops for RAF/MEK targeted therapies. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from upstream mechanisms such as these.

We currently retain all rights to HMPL-295 worldwide. The table below shows a summary of the clinical studies for HMPL-295.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-295 monotherapy	Solid tumors	China	Ib/II	Ongoing	NCT04908046

The clinical trial is to evaluate safety, tolerability, pharmacokinetics and preliminary efficacy of HMPL-295, and to determine the maximum tolerated dose and RP2D in patients with advanced malignant solid tumors. Following the initial dose escalation stage, additional patients will be enrolled at the RP2D to further evaluate its safety and the preliminary efficacy of HMPL-295. The first patient was dosed in July 2021.

HMPL-760

HMPL-760 is a novel third-generation BTK inhibitor and our eleventh in-house discovered small molecule oncology drug candidate. It is a reversible, non-covalent inhibitor of BTK designed to act against both the wild type and C481S mutant enzymes, a key resistance mechanism for first-generation BTK inhibitors such as IMBRUVICA®. We currently retain all rights to HMPL-760 worldwide.

We submitted IND applications with both the U.S. FDA and China NMPA in late June 2021 and the U.S. IND is allowed to proceed. We plan to initiate Phase I trials in patients with advanced solid tumors in late 2021 or early 2022.

Discovery Research & Preclinical Development

We strive to create differentiated novel oncology and immunology treatments with global potential. These include furthering both small molecule and biologic therapies which address aberrant genetic drivers and cancer cell metabolism, modulate tumor immune microenvironment and target immune cell checkpoints. In addition to our eleven clinical-stage assets, we have two more novel oncology drug candidates in preclinical stage. HMPL-653 is a potent and selective CSF-1R inhibitor designed to target CSF-1R driven tumors and potentially solid tumors in an adjuvant setting. HMPL-A83 is an anti-CD47 monoclonal antibody with unique epitope and high affinity, which has demonstrated a very high efficacy in animal tumor models and much reduced effect on red blood cells compared to other such antibodies. HMPL-A83 may have potential for combinations with other HUTCHMED assets such as HMPL-689 or HMPL-760. We retain all global rights to these pre-clinical drug candidates and are targeting dual U.S. and China IND submissions for some of them during 2021.

Beyond these clinical and preclinical stage candidates, we continue to conduct research into discovering new types of drug candidates, including among others, small molecules addressing cancer-related apoptosis, cell signaling, epigenetics and protein translation; biologic drug candidates including bispecific antibodies; and novel technologies including antibody-drug conjugates and heterobifunctional small molecules.

Immunology Collaboration with Inmagene

In January 2021, we entered into a strategic partnership with Inmagene, a clinical development stage company with a focus on immunological diseases, to further develop four novel preclinical drug candidates we discovered for the potential treatment of multiple immunological diseases. Funded by Inmagene, we will work together to move the drug candidates towards IND. If successful, Inmagene will then advance the drug candidates through global clinical development.

OTHER VENTURES

Our Other Ventures include drug marketing and distribution platforms covering about 320 cities and towns in China with around 4,700 mainly manufacturing and commercial personnel. Built over the past 20 years, it primarily focuses on prescription drug and consumer health products through several joint ventures and subsidiary companies.

In the first six months of 2021, our Other Ventures delivered encouraging growth with consolidated revenues up 27% (18% at CER) to $114.5 million (H1-20: $90.4m). Consolidated net income attributable to HUTCHMED from our Other Ventures increased by 17% (8% at CER) to $35.7 million (H1-20: $30.4m), excluding one-time land compensation of $5.6 million before withholding tax (H1-20: nil).

SHPL73: Our own-brand prescription drugs business, operated through our non-consolidated joint venture SHPL grew sales by 20% (10% at CER) to $180.4 million (H1-20: $150.7m). This sales growth and favorable product mix led to an increase of 19% (10% at CER) in net income attributable to HUTCHMED to $28.6 million (H1-20: $24.0m).

The SHPL operation is large-scale, with a commercial team of over 2,200 staff managing the medical detailing and marketing of its products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China. SHPL’s Good Manufacturing Practice-certified factory holds 74 drug product manufacturing licenses and is operated by over 510 manufacturing staff.

SXB74 pill: SHPL’s main product is SXBX pill, an oral vasodilator prescription therapy for coronary artery disease. SXBX pill is the third largest botanical prescription drug in this indication in China, with a national market share in January to April 2021 of 19.6% (2020: 18.2%). Sales increased by 22% (12% at CER) to $167.0 million during the first half of 2021 (H1-20: $137.0m).

SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. SXBX pill is fully reimbursed in all China.

Hutchison Sinopharm75: Our prescription drugs commercial services business, which in addition to providing certain commercial services for our own products, provides services to third-party pharmaceutical companies in China and sales grew by 29% (19% at CER) to $96.2 million in the first half of 2021 (H1-20: $74.4m).

Hutchison Sinopharm has a dedicated team of about 130 commercial staff focused on two key areas of operation. First, a team that markets third-party prescription drug products directly to over 540 public and private hospitals in the Shanghai region and through a network of about 50 distributors to cover all other provinces in China. Second, a team that markets HUTCHMED’s science-based infant nutrition products through a network of over 30,000 promoters in China.

HBYS: Our own-brand OTC drugs business, operated through our non-consolidated joint venture HBYS grew sales 24% (14% at CER) to $153.7 million (H1-20: $124.1m), mainly as a result of a resumption of distribution channels after COVID-19. This growth combined with the land compensation led to an increase of 127% (118% at CER) in net income attributable to HUTCHMED to $11.5 million (H1-20: $5.0m).

HBYS disposal: In March 2021, we entered into an agreement with GL Capital to sell our entire investment in HBYS for an aggregate consideration of approximately $169 million. The divestment of our effective 40% share in this non-core business, valued at about 22 times of HBYS’ adjusted 2020 net profit attributable to HUTCHMED equity holders of $7.7 million53. A deposit of approximately $15.9 million paid upon the signing of the agreement will be credited against the proceeds due on completion of the disposal. The disposal is subject to regulatory approval in China and is expected to be completed in the second half of 2021.  The sale of this non-core consumer health products business will enable us to focus our resources on our Oncology/Immunology novel therapies.

Other Ventures dividends: The profits of our various Other Ventures businesses are passed to the HUTCHMED Group through dividend payments primarily from our non-consolidated joint ventures, SHPL and HBYS. In the first six months of 2021, dividends of $42.1 million (H1-20: $35.3m) were paid from these joint ventures to the HUTCHMED Group level with aggregate dividends received since inception of over $350 million.

Christian Hogg
Chief Executive Officer
July 28, 2021

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

●	Adjusted Group net cash flows excluding financing activities
●	CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We include the change in short-term investments for the period to the change in cash and cash equivalents for the period, and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to U.S. dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in cash and cash equivalents and short-term investments to Adjusted Group net cash flows excluding financing activities:

$’millions	H1 2021	H1 2020
Cash and cash equivalents and short-term investments at end of period	950.4	281.0
Excludes: Cash and cash equivalents and short-term investments at beginning of period	(435.2)	(217.2)
Excludes: Net cash generated from financing activities for the period	(578.3)	(96.3)
Adjusted Group net cash flows excluding financing activities	(63.1)	(32.5)

Reconciliation of GAAP revenues, net income attributable to HUTCHMED CER:

$’millions (except %)	Six Months Ended		Change Amount			Change %
	June 30,	June 30,			Exchange			Exchange
	2021	2020	Actual	CER	effect	Actual	CER	effect
Consolidated revenues
Oncology/Immunology	42.9	16.4	26.5	24.9	1.6	161%	152%	9%
Other Ventures˄	114.5	90.4	24.1	16.0	8.1	27%	18%	9%

˄ Includes:
— Hutchison Sinopharm
— prescription drugs	96.2	74.4	21.8	14.2	7.6	29%	19%	10%

Non-consolidated joint venture revenues	334.1	274.8	59.3	32.7	26.6	22%	12%	10%
— SHPL	180.4	150.7	29.7	15.3	14.4	20%	10%	10%
— HBYS	153.7	124.1	29.6	17.4	12.2	24%	14%	10%

Consolidated net income attributable to HUTCHMED

Other Ventures	41.3	30.4	10.9	8.0	2.9	36%	27%	9%
— Consolidated entities	1.2	1.4	(0.2)	(0.3)	0.1	-15%	-18%	3%
— Equity investees	40.1	29.0	11.1	8.3	2.8	38%	29%	9%
— SHPL	28.6	24.0	4.6	2.4	2.2	19%	10%	9%
— HBYS	11.5	5.0	6.5	5.9	0.6	127%	118%	9%

Excluding one-time HBYS land compensation gain
Other Ventures	35.7	30.4	5.3	2.4	2.9	17%	8%	9%
— Consolidated entities	1.2	1.4	(0.2)	(0.3)	0.1	-15%	-18%	3%
— Equity investees	34.5	29.0	5.5	2.7	2.8	19%	9%	10%
— SHPL	28.6	24.0	4.6	2.4	2.2	19%	10%	9%
— HBYS	5.9	5.0	0.9	0.3	0.6	15%	6%	9%

Land compensation gain
— HBYS	5.6	—	5.6	5.6	—	—	—	—

Revenue of Key Product of SHPL
— SXBX pill	167.0	137.0	30.0	16.5	13.5	22%	12%	10%

GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Our Oncology/Immunology operations have historically not generated significant profits or have operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires a significant investment of resources over a prolonged period of time. As such, we incurred net losses of $102.4 million for the six months ended June 30, 2021 and net losses of $49.7 million for the six months ended June 30, 2020.

As of June 30, 2021, we had cash and cash equivalents and short-term investments of $950.4 million and unutilized bank facilities of $69.4 million. As of June 30, 2021, we had $26.9 million in bank loans. On July 15, 2021, we received total gross proceeds of approximately $80.2 million from the full exercise of the over-allotment option of the Global Offering.

Certain of our subsidiaries and non-consolidated joint ventures, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. There is no fixed percentage of after-tax profit required to be set aside for the general reserves for our PRC joint ventures. Profit appropriated to the reserve funds for our subsidiaries and non-consolidated joint ventures incorporated in the PRC was approximately $8,000 and $17,000 for the six months ended June 30, 2021 and 2020, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $0.2 million as of June 30, 2021.

In addition, our non-consolidated joint ventures held an aggregate of $133.8 million in cash and cash equivalents and no bank borrowings as of June 30, 2021. These cash and cash equivalents are only accessible by us through dividend payments from these joint ventures. The level of dividends declared by these joint ventures is subject to agreement each year between us and our joint venture partners based on the profitability and working capital needs of the joint ventures.

CASH FLOW

	Six Months Ended June 30,
	2021	2020

	(in $’000)
Cash Flow Data:
Net cash used in operating activities	(71,319)	(28,376)
Net cash used in investing activities	(155,888)	(139,121)
Net cash generated from financing activities	578,331	96,343
Net increase/(decrease) in cash and cash equivalents	351,124	(71,154)
Effect of exchange rate changes	687	(63)
Cash and cash equivalents at beginning of the period	235,630	121,157
Cash and cash equivalents at end of the period	587,441	49,940

Net Cash used in Operating Activities

Net cash used in operating activities was $28.4 million for the six months ended June 30, 2020, compared to net cash used in operating activities of $71.3 million for the six months ended June 30, 2021. The net change of $42.9 million was primarily attributable to an increase in research and development expenses of $49.1 million from $74.0 million for the six months ended June 30, 2020 to $123.1 million for the six months ended June 30, 2021.

Net Cash used in Investing Activities

Net cash used in investing activities was $139.1 million for the six months ended June 30, 2020, compared to net cash used in investing activities of $155.9 million for the six months ended June 30, 2021. The net change of $16.8 million was primarily attributable to an increase in net deposits in short-term investments of $28.4 million from $135.1 million for the six months ended June 30, 2020 to $163.5 million for the six months ended June 30, 2021. The net change was offset by our receipt of a $15.9 million deposit in March 2021 in connection with our planned divestment of HBYS.

Net Cash generated from Financing Activities

Net cash generated from financing activities was $96.3 million for the six months ended June 30, 2020, compared to net cash generated from financing activities of $578.3 million for the six months ended June 30, 2021. The net change of $482.0 million was primarily attributable to total net proceeds of $614.9 million from the Global Offering in June 2021 and private placement in April 2021 as compared to $110.5 million from follow-on offering in the United States in January and February 2020. This net change was offset by purchases of treasury shares of $26.8 million for the six months ended June 30, 2021 as compared to $12.9 million for the six months ended June 30, 2020 and dividends paid to a non-controlling shareholder of a subsidiary of $9.3 million for the six months ended June 30, 2021 as compared to $1.2 million for the six months ended June 30, 2020.

LOAN FACILITIES

In November 2018, our subsidiary renewed a three-year revolving loan facility with HSBC76. The facility amount of this loan is HK$234.0 million ($30.0 million) with an interest rate at HIBOR77 plus 0.85% per annum. This credit facility is guaranteed by us and includes certain financial covenant requirements. No amount was drawn from this loan facility as of June 30, 2021.

In May 2019, our subsidiary entered into additional credit facility arrangements with HSBC for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million ($51.3 million). The 3-year credit facilities include (i) a HK$210.0 million ($26.9 million) term loan facility and (ii) a HK$190.0 million ($24.4 million) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements.

In October 2019, we drew down HK$210.0 million ($26.9 million) from the term loan facility and as of June 30, 2021, no amount was drawn from the revolving loan facility.

In August 2020, our subsidiary entered into a 24-month revolving credit facility with Deutsche Bank AG78 in the amount of HK$117.0 million ($15.0 million) with an interest rate at HIBOR plus 4.5% per annum. This revolving facility is guaranteed by us and includes certain financial covenant requirements. As of June 30, 2021, no amount was drawn from the revolving loan facility.

Our non-consolidated joint ventures SHPL and HBYS had no bank borrowings outstanding as of June 30, 2021.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of June 30, 2021. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements.

	Payment Due by Period (in $’000)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Bank borrowings	26,923	26,923	—	—	—
Interest on bank borrowings	226	226	—	—	—
Purchase obligations	44,793	37,870	5,433	1,490	—
Lease obligations	10,351	4,150	5,250	577	374
	82,293	69,169	10,683	2,067	374

SHPL

The following table sets forth the contractual obligations of our non-consolidated joint venture SHPL as of June 30, 2021. SHPL’s purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. SHPL’s lease obligations primarily comprise future aggregate minimum lease payments in respect of various offices under non-cancellable lease agreements.

	Payment Due by Period (in $’000)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Purchase obligations	1,061	1,061	—	—	—
Lease obligations	3,092	652	1,503	937	—
	4,153	1,713	1,503	937	—

HBYS

The following table sets forth the contractual obligations of our non-consolidated joint venture HBYS as of June 30, 2021. HBYS’ purchase obligations comprise capital commitments for property, plant and equipment contracted for but not yet paid. HBYS’ lease obligations primarily comprise future aggregate minimum lease payments in respect of various warehouses under non-cancellable lease agreements.

	Payment Due by Period (in $’000)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Purchase obligations	1,593	1,593	—	—	—
Lease obligations	614	577	37	—	—
	2,207	2,170	37	—	—

FOREIGN EXCHANGE RISK

Most of our revenues and expenses are denominated in renminbi, and our consolidated financial statements are presented in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. In general, our exposure to foreign exchange risks is limited.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC79. If we decide to convert renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amounts available to us. On the other hand, if we need to convert U.S. dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the U.S. dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decided to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the period from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our net loss of a 1.0% interest rate shift would be a maximum increase/decrease of $0.1 million for the six months ended June 30, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

Other than as disclosed in note 11 to the interim financial statements, the Group does not have any other significant commitments or contingent liabilities.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 2.7% as of June 30, 2021, a decrease from 5.2% as of December 31, 2020. The decrease was primarily attributable to the increase in equity due to the Global Offering on HKEX.

SIGNIFICANT INVESTMENTS HELD

Except for our investment in a non-consolidated joint venture SHPL with a carrying value of $66.5 million including details below and those as disclosed in note 7 to the interim financial statements, we did not hold any other significant investments in the equity of any other companies as of June 30, 2021.

Place of establishment and operations	Nominal Value of Registered Capital	Equity Interest Attributable to the Group	Principal activities
	(in RMB’000)
PRC	229,000	50%	Manufacture and distribution of prescription drug products

Our own-brand prescription drugs business under Other Ventures is operated through SHPL. Dividends received from SHPL for the six months ended June 30, 2021 were $42.1 million.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 11 to the interim financial statements discloses our planned expenditures on capital assets as of June 30, 2021.  At this date there were no other plans to incur material expenditures on additional investments or capital assets.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the six months ended June 30, 2021, except for the HBYS disposal as disclosed in note 7 to the interim financial statements, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

As of June 30, 2021, we did not have any pledge of assets (as of December 31, 2020: nil).

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China increased by 1.9%, 4.5%, 0.2% and 1.1% in 2018, 2019, 2020 and June 2021, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INTERIM DIVIDEND

The Board does not recommend any interim dividend for the six months ended June 30, 2021.

OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company and its subsidiaries (the “Group”) is to become a fully integrated global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, known as the Oncology/Immunology operations, to develop and expand its drug candidate portfolio for the global market while also building on the first-mover advantage in the development and launch of novel cancer drugs in China. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the group will execute its strategy for delivering this objective.

HUMAN RESOURCES

As at June 30, 2021, the Group employed approximately 1,530 (December 31, 2020: ~1,230) full time staff members. Staff costs during the six months ended June 30, 2021, including directors’ emoluments, totaled $85.5 million (H1-2020 $43.3 million).

The Group fully recognizes the importance of high-quality human resources in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) RESPONSIBILITY

The Group is committed to the long-term sustainability of its businesses and the communities in which it conducts business. The Group supports the proposition that enterprises should give back to society and bear social responsibility. It encourages its business units to contribute to the welfare of the communities in which it operates. Moreover, the Group’s business is anchored to the purpose of serving medical needs of the public and distributing its drugs to those in need. While advancing breakthroughs with its novel drugs, the Group ensures every drug product is marketed and manufactured in a high quality, safe, traceable and affordable manner. Furthermore, the Group is continually improving its business practices and employee training in such best practices. It has adopted a proactive approach to ESG responsibility and has established a Sustainability Committee comprising four Directors to spearhead the ESG initiatives and activities of the Group and to enhance the Group’s ESG efforts.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period from January 1, 2021 to June 30, 2021 (the “Reporting Period”):

(a)

on April 14, 2021, the Company issued 16,393,445 ordinary shares to Pachytene Limited (an investment vehicle wholly-owned by Baring Private Equity Asia Fund VII) at the price of $30.50 per American depositary shares pursuant to a private placement; and

(b)

on June 30, 2021, the Company issued 104,000,000 ordinary shares at the price of HK$40.10 per ordinary share pursuant to the Global Offering. After the Reporting Period, following the exercise of an over-allotment option granted by the Company in the context of the Global Offering, the Company issued an additional 15,600,000 ordinary shares at the same price per ordinary share on July 15, 2021. Details of the Global Offering and the over-allotment option are set out in the prospectus issued by the Company dated June 18, 2021.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities of the Company during the Reporting Period.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Company and its subsidiaries as it believes that an effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality board of Directors (the “Board”), effective risk management and internal control systems, stringent disclosure practices, transparency and accountability. It is, in addition, committed to continuously improving these practices and inculcating an ethical corporate culture.

Prior to the Global Offering, the Company has adopted the principles of the UK Corporate Governance Code (“UK CG Code”) applicable to companies listed on the premium segment of the London Stock Exchange main market, despite its shares being traded on the AIM market and hence not required to comply with the UK CG Code. Please refer to the Corporate Governance Report contained in the 2020 annual report for compliance details in 2020.

Following the listing of the Company on the HKEX on June 30, 2021, the Board has adopted the Corporate Governance Code (“HK CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on HKEX in replacement of the UK CG Code and was in compliance with all code provisions of the HK CG Code. The Company will disclose the compliance of the HK CG Code in future announcements and financial reports.

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the protocol regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed their compliance with the required standards set out in such code regarding their securities transactions throughout their tenure during the six months ended June 30, 2021.

USE OF NET PROCEEDS

On June 30, 2021, the Company issued 104,000,000 new ordinary shares for total gross proceeds of approximately $534.7 million from the listing of the Company’s ordinary shares on HKEX.

On July 15, 2021, the over-allotment option was fully exercised and the Company issued an aggregate of 15,600,000 ordinary shares for total gross proceeds of approximately $80.2 million.

The intended use of total net proceeds of approximately $585 million from the Global Offering for the purposes and in the amounts (adjusted on pro rata basis based on the actual net proceeds) as disclosed in the prospectus of the Company dated June 18, 2021 is as below (the “Prospectus”):

			Expected
	Percentage		Timeline for
	of Total Net	Approximate	Utilization of
Use of Proceeds	Proceeds	Amount	Proceeds (note)
		($’millions)
Advance our late-stage clinical programs for savolitinib, surufatinib, fruquintinib, HMPL-689 and HMPL-523 through registration trials and potential NDA submissions	50%	293	Expected to be fully utilized by end of 2023
Support further proof-of-concept studies and fund the continued expansion of our product portfolio in cancer and immunological diseases through internal research, including the development cost of early-clinical and preclinical-stage pipeline drug candidates	10%	59	Expected to be fully utilized by end of 2023
Further strengthen our integrated capabilities across commercialization, clinical and regulatory and manufacturing	20%	117	Expected to be fully utilized by end of 2023
Fund potential global business development and strategic acquisition opportunities to complement our internal research and development activities and enhance our current drug candidate pipeline	15%	87	Expected to be fully utilized by end of 2023
Working capital, expanding internal capabilities globally and in China and general corporate purposes	5%	29	Expected to be fully utilized by end of 2022
	100%	585

Note: The expected timeline was based on the Company’s estimation of future market conditions and business operations, and remains subject to change based on actual market conditions and business needs.

As of June 30, 2021, due to the proximity in time between completion of the Global Offering and the period-end date the net proceeds from the Global Offering had not been used. The proceeds are intended to be used for the purposes as disclosed in the Prospectus.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since June 30, 2021 and up to the date of this announcement.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the websites of HKEX (www.hkexnews.hk), the U.S. Securities and Exchange Commission (www.sec.gov/edgar), the London Stock Exchange (www.londonstockexchange.com) and the Company (www.hutch-med.com). The interim report of the Group for the six months ended June 30, 2021 will be published on the websites of HKEX and the Company, and dispatched to the Company’s shareholders in due course.

REFERENCES AND ABBREVIATIONS

1	ELUNATE® In-market sales = total sales to third parties provided by Eli Lilly
2	Gross proceeds of US$534.7 million raised through the sale of new ordinary shares on June 30, 2021, and additional gross proceeds of US$80.2 million raised via the sale of additional new ordinary shares from the full exercise of the over-allotment option on July 15, 2021.
3	HKEX = The Stock Exchange of Hong Kong Limited.
4	NDA = New Drug Application.
5	FDA = Food and Drug Administration.
6	EMA = European Medicines Agency.
7	TKI = Tyrosine kinase inhibitor.
8	IDH = Isocitrate dehydrogenase.
9	ERK = Extracellular signal-regulated kinase.
10	BTK = Bruton’s tyrosine kinase.
11	In-market sales = total sales to third parties provided by Eli Lilly (ELUNATE®) and HUTCHMED (SULANDA®).
12	AstraZeneca = AstraZeneca PLC and its wholly owned subsidiary, AstraZeneca AB (publ).
13	IPO = Initial public offering.
14	OTC = Over the counter.
15	R&D = Research and development.
16	NET = Neuroendocrine tumors.
17	NMPA = National Medical Products Administration.
18	MET = Mesenchymal epithelial transition receptor.
19	NSCLC = Non-small cell lung cancer.
20	PDUFA = Prescription Drug User Fee Act.
21	MAA = Marketing Authorisation Application.
22	VEGFR = Vascular endothelial growth factor receptor.
23	FGFR = Fibroblast growth factor receptor.
24	CSF-1R = Colony stimulating factor-1 receptor.
25	BeiGene = BeiGene, Ltd.
26	PD-1 = Programmed Cell Death Protein-1.
27	NEC = Neuroendocrine carcinoma.
28	Junshi = Shanghai Junshi Biosciences Co., Ltd.
29	ASCO = American Society of Clinical Oncology.
30	CgA = Chromogranin A.
31	PFS = Progression-free survival.
32	BTC = Biliary tract cancer.
33	Innovent = Innovent Biologics, Inc.
34	CRC = Colorectal cancer.
35	HCC = Hepatocellular carcinoma.
36	RCC = Renal cell cancer.
37	Genor = Genor Biopharma Co. Ltd.
38	PD-L1 = Programmed death-ligand 1.
39	PRCC = Papillary renal cell carcinoma.
40	WCLC = World Conference on Lung Cancer.
41	EGFR = Epidermal growth factor receptor.
42	PI3Kδ = Phosphoinositide 3-kinase delta.
43	RP2D = Recommended Phase II dose.
44	Syk = Spleen tyrosine kinase.
45	ITP = Immune thrombocytopenia purpura.
46	CDE = Center for Drug Evaluation.
47	AIHA = Autoimmune hemolytic anemia.
48	IND = Investigational New Drug application.
49	MAPK pathway = RAS-RAF-MEK-ERK signaling cascade.

50	119,600,000 new ordinary shares represented by 104,000,000 new ordinary shares issued on June 30, 2021 (raising net proceeds of ~$508 million) and additional 15,600,000 new ordinary shares from the full exercise of the over-allotment option on July 15, 2021 (raising net proceeds of ~$77 million).
51	HBYS = Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited.
52	GL Capital = GL Mountrose Investment Two Limited, a company controlled and managed by GL Capital Group.
53	HBYS’ adjusted net profit attributable to HUTCHMED equity holders (after 20% non-controlling interest) in 2020 of $7.7 million is a non-GAAP measure which is 40% of HBYS’ 2020 net profit of $91.3 million less $72.0 million gain on land compensation, net of tax.
54	Inmagene = Inmagene Biopharmaceuticals.
55	GAAP = Generally Accepted Accounting Principles.
56	BPEA = Baring Private Equity Asia.
57	We also report changes in performance at constant exchange rate (“CER”) which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.
58	Lilly = Eli Lilly and Company.
59	SG&A = Selling, general and administrative.
60	Other items = Includes other income, net of other expenses, income tax expense, equity in earnings of equity investees, net of tax and net income attributable to non-controlling interests.
61	ADS = American depositary share.
62	EGFRm = Epidermal growth factor receptor mutation.
63	QD = Once daily dose.
64	BID = Twice daily dose.
65	NENs = Neuroendocrine neoplasms.
66	SCLC = Small cell lung cancer.
67	GI = Gastrointestinal.
68	TRAE = Treatment related adverse event.
69	TN = Triple-negative.
70	HR+ = Hormone receptor-positive.
71	Her2 = Human epidermal growth factor receptor 2.
72	CR = Complete response.
73	SHPL = Shanghai Hutchison Pharmaceuticals Limited.
74	SXBX = She Xiang Bao Xin.
75	Hutchison Sinopharm = Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited.
76	HSBC = The Hongkong and Shanghai Banking Corporation Limited
77	HIBOR = Hong Kong Interbank Offered Rate
78	Deutsche Bank AG = Deutsche Bank AG, Hong Kong Branch
79	PBOC = People’s Bank of China

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US$’000, EXCEPT SHARE DATA)

		June 30,	December 31,
	Note	2021	2020
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	3	587,441	235,630
Short-term investments	4	363,007	199,546
Accounts receivable—third parties	5	57,953	46,648
Accounts receivable—related parties	16	925	1,222
Other receivables, prepayments and deposits		32,118	26,786
Amounts due from related parties	16	24,225	1,142
Inventories	6	25,505	19,766
Total current assets		1,091,174	530,740
Property, plant and equipment		29,168	24,170
Right-of-use assets		9,523	8,016
Investments in equity investees	7	118,316	139,505
Other non-current assets		24,708	21,687
Total assets		1,272,889	724,118
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	8	28,513	31,612
Other payables, accruals and advance receipts	9	181,610	120,882
Bank borrowings	10	26,883	—
Lease liabilities		3,852	2,785
Other current liabilities		6,857	3,118
Total current liabilities		247,715	158,397
Lease liabilities		5,957	6,064
Bank borrowings	10	—	26,861
Other non-current liabilities		5,522	13,847
Total liabilities		259,194	205,169
Commitments and contingencies	11

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 848,515,660 and 727,722,215 shares issued at June 30, 2021 and December 31, 2020 respectively	12	84,851	72,772
Additional paid-in capital		1,412,607	822,458
Accumulated losses		(517,996)	(415,591)
Accumulated other comprehensive income		5,333	4,477
Total Company’s shareholders’ equity		984,795	484,116
Non-controlling interests		28,900	34,833
Total shareholders’ equity		1,013,695	518,949
Total liabilities and shareholders’ equity		1,272,889	724,118

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN US$’000, EXCEPT SHARE AND PER SHARE DATA)

		Six Months Ended June 30,
	Note	2021	2020
Revenues
Goods—third parties		129,148	94,889
—related parties	16	2,311	2,084
Services—commercialization—third parties		15,030	—
—collaboration research and development —third parties		4,795	7,507
—research and development—related parties	16	261	240
Other collaboration revenue
—royalties—third parties		5,817	2,045
Total revenues	14	157,362	106,765
Operating expenses
Costs of goods—third parties		(107,511)	(82,186)
Costs of goods—related parties		(1,673)	(1,386)
Costs of services—commercialization—third parties		(14,065)	—
Research and development expenses	15	(123,050)	(73,974)
Selling expenses		(18,007)	(5,673)
Administrative expenses		(36,790)	(21,711)
Total operating expenses		(301,096)	(184,930)
		(143,734)	(78,165)
Other income, net of other expenses		3,287	1,585
Loss before income taxes and equity in earnings of equity investees		(140,447)	(76,580)
Income tax expense	17	(1,859)	(2,032)
Equity in earnings of equity investees, net of tax	7	42,966	30,366
Net loss		(99,340)	(48,246)
Less: Net income attributable to non-controlling interests		(3,057)	(1,448)
Net loss attributable to the Company		(102,397)	(49,694)
Losses per share attributable to the Company—basic and diluted (US$ per share)	18	(0.14)	(0.07)
Number of shares used in per share calculation—basic and diluted	18	729,239,181	685,285,841

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED, IN US$’000)

	Six Months Ended June 30,
	2021	2020
Net loss	(99,340)	(48,246)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	1,084	(1,827)
Total comprehensive loss	(98,256)	(50,073)
Less: Comprehensive income attributable to non-controlling interests	(3,285)	(1,302)
Total comprehensive loss attributable to the Company	(101,541)	(51,375)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED, IN US$’000, EXCEPT SHARE DATA IN ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	(Loss)/Income	Equity	Interests	Equity
As at January 1, 2020	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903
Net (loss)/income	—	—	—	(49,694)	—	(49,694)	1,448	(48,246)
Issuance in relation to public offering	23,669	2,366	115,975	—	—	118,341	—	118,341
Issuance costs	—	—	(8,033)	—	—	(8,033)	—	(8,033)
Share-based compensation
Share options	—	—	3,001	—	—	3,001	5	3,006
Long-term incentive plan (“LTIP”)	—	—	5,217	—	—	5,217	(4)	5,213
	—	—	8,218	—	—	8,218	1	8,219
LTIP—treasury shares acquired and held by Trustee	—	—	(12,904)	—	—	(12,904)	—	(12,904)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(1,231)	(1,231)
Purchase of additional interests in a subsidiary of an equity investee (Note 7)	—	—	(52)	(83)	(4)	(139)	(35)	(174)
Transfer between reserves	—	—	17	(17)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1,681)	(1,681)	(146)	(1,827)
As at June 30, 2020	690,575	69,057	618,125	(339,528)	(5,534)	342,120	24,928	367,048

As at January 1, 2021	727,722	72,772	822,458	(415,591)	4,477	484,116	34,833	518,949
Net (loss)/income	—	—	—	(102,397)	—	(102,397)	3,057	(99,340)
Issuance in relation to public offering	104,000	10,400	524,267	—	—	534,667	—	534,667
Issuances in relation to private investment in public equity (“PIPE”)	16,393	1,639	98,361	—	—	100,000	—	100,000
Issuance costs	—	—	(26,952)	—	—	(26,952)	—	(26,952)
Issuances in relation to share option exercises	400	40	202	—	—	242	—	242
Share-based compensation
Share options	—	—	7,913	—	—	7,913	12	7,925
LTIP	—	—	13,108	—	—	13,108	26	13,134
	—	—	21,021	—	—	21,021	38	21,059
LTIP—treasury shares acquired and held by Trustee	—	—	(26,758)	—	—	(26,758)	—	(26,758)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(9,256)	(9,256)
Transfer between reserves	—	—	8	(8)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	856	856	228	1,084
As at June 30, 2021	848,515	84,851	1,412,607	(517,996)	5,333	984,795	28,900	1,013,695

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED, IN US$’000)

		Six Months Ended June 30,
	Note	2021	2020
Net cash used in operating activities	20	(71,319)	(28,376)
Investing activities
Purchases of property, plant and equipment		(8,914)	(4,058)
Deposits in short-term investments		(412,961)	(422,838)
Proceeds from short-term investments		249,500	287,775
Deposit received for divestment of an equity investee	9	15,912	—
Purchase of leasehold land		(355)	—
Refund of leasehold land deposit		930	—
Net cash used in investing activities		(155,888)	(139,121)
Financing activities
Proceeds from issuance of ordinary shares		634,909	118,341
Purchases of treasury shares	13	(26,758)	(12,904)
Dividends paid to a non-controlling shareholder of a subsidiary	16	(9,256)	(1,231)
Repayment of loan to a non-controlling shareholder of a subsidiary	16	(579)	—
Payment of issuance costs		(19,985)	(7,863)
Net cash generated from financing activities		578,331	96,343
Net increase/(decrease) in cash and cash equivalents		351,124	(71,154)
Effect of exchange rate changes on cash and cash equivalents		687	(63)
		351,811	(71,217)
Cash and cash equivalents
Cash and cash equivalents at beginning of period		235,630	121,157
Cash and cash equivalents at end of period		587,441	49,940

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

HUTCHMED (CHINA) LIMITED

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

HUTCHMED (China) Limited (formerly Hutchison China MediTech Limited) (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC, including Hong Kong. In addition, the Group has established international operations in the United States of America (the “U.S.”) and Europe.

The Company's ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) (listing completed in June 2021) and the AIM market of the London Stock Exchange, and its American depositary shares (“ADSs”) are traded on the Nasdaq Global Select Market.

Liquidity

As at June 30, 2021, the Group had accumulated losses of US$517,996,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at June 30, 2021, the Group had cash and cash equivalents of US$587,441,000, short-term investments of US$363,007,000 and unutilized bank borrowing facilities of US$69,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the six months ended June 30, 2021 and 2020 were US$42,051,000 and US$35,321,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used), and it is appropriate for the Group to prepare the condensed consolidated financial statements on a going concern basis.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Recent Accounting Pronouncements

Amendments that have been issued by the Financial Accounting Standards Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s condensed consolidated financial statements.

3. Cash and Cash Equivalents

	June 30,	December 31,
	2021	2020

	(in US$’000)
Cash at bank and on hand (note (a))	113,922	87,828
Bank deposits maturing in three months or less (note (a))	473,519	147,802
	587,441	235,630
Denominated in:
U.S. dollar (“US$”) (note (b))	440,309	164,201
Renminbi (“RMB”) (note (b))	74,061	64,258
UK Pound Sterling (“£”) (note (b))	124	954
Hong Kong dollar (“HK$”)	72,909	5,907
Euro	38	310
	587,441	235,630

Notes:

(a)	The weighted average effective interest rate on bank deposits for the six months ended June 30, 2021 and the year ended December 31, 2020 was 0.73% per annum and 1.12% per annum respectively.
(b)	Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4. Short-term Investments

	June 30,	December 31,
	2021	2020

	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	358,776	187,961
RMB	1,154	612
HK$	3,077	10,973
	363,007	199,546

Note: The weighted average effective interest rate on bank deposits for the six months ended June 30, 2021 and the year ended December 31, 2020 was 0.26% per annum and 1.06% per annum respectively (with maturities ranging from 91 to 180 days).

5. Accounts Receivable—Third Parties

Accounts receivable from contracts with customers, net of allowance for credit losses, consisted of the following:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Accounts receivable, gross	57,978	46,743
Allowance for credit losses	(25)	(95)
Accounts receivable, net	57,953	46,648

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

Movements on the allowance for credit losses:

	2021	2020

	(in US$’000)
As at January 1	95	16
Increase in allowance for credit losses	21	8
Decrease in allowance due to subsequent collection	(92)	(16)
Exchange difference	1	—
As at June 30	25	8

An aging analysis based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Not later than 3 months	53,601	42,434
Between 3 months to 6 months	3,191	3,118
Between 6 months to 1 year	6	23
Later than 1 year	1,180	1,168
Accounts receivable, gross	57,978	46,743

6. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Raw materials	8,202	4,502
Finished goods	17,303	15,264
	25,505	19,766

7. Investments in Equity Investees

Investments in equity investees consisted of the following:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note)	51,425	59,712
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	66,465	79,408
Other	426	385
	118,316	139,505

Note: In March 2021, the Group entered into a sale and purchase agreement (the “SPA”) with a third party (the “Buyer”) to sell its entire investment in HBYS with closing subject to regulatory approval in the PRC. As part of the divestment, the Group is entitled to (a) cash consideration of US$159.1 million, which includes US$15.9 million deposit collected upon the signing of the SPA and the remainder due upon closing; and (b) US$52.3 million related to distributions of prior year undistributed profits and a land bonus payment. The amounts to be received under (a) and (b) aggregate to US$211.4 million of which the amounts attributable to the Company are US$169.1 million.

The equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS and SHPL, both under Other Ventures segment,  is as follows:

(i)	Summarized balance sheets

	HBYS		SHPL
	June 30,	December 31,	June 30,	December 31,
	2021	2020	2021	2020

	(in US$’000)
Current assets	194,035	177,888	161,508	175,965
Non-current assets	93,361	95,731	93,211	93,361
Current liabilities	(154,871)	(137,179)	(119,821)	(109,873)
Non-current liabilities	(28,673)	(16,034)	(8,123)	(6,739)
Net assets	103,852	120,406	126,775	152,714
Non-controlling interests	(1,002)	(982)	—	—
	102,850	119,424	126,775	152,714

(ii)	Summarized statements of operations

	HBYS (note (a))		SHPL

	Six Months Ended June 30,
	2021	2020	2021	2020

	(in US$’000)
Revenue	153,689	124,098	180,413	150,703
Gross profit	82,251	60,794	138,979	112,363
Interest income	66	81	751	396
Finance cost	—	(5)	—	—
Profit before taxation	33,397	14,792	67,108	55,470
Income tax expense (note (b))	(4,807)	(2,386)	(9,764)	(7,485)
Net income	28,590	12,406	57,344	47,985
Non-controlling interests	(14)	207	—	—
Net income attributable to the shareholders of equity investee	28,576	12,613	57,344	47,985

Notes:

(a)	In June 2020, HBYS entered into an agreement with the government to return the land use right for a plot of land in Guangzhou to the government (the “Land Compensation Agreement”) for cash consideration which aggregated to RMB679.5 million (approximately US$103.1 million). In November 2020, HBYS completed all material obligations as stipulated in the Land Compensation Agreement and recognized land compensation of RMB569.2 million (approximately US$86.1 million).

In June 2021, HBYS received a completion confirmation from the government and became entitled to an additional land compensation bonus of RMB110.3 million (approximately US$17.0 million). HBYS recorded a gain before tax of RMB107.6 million (approximately US$16.6 million) after deducting costs of RMB2.7 million (approximately US$0.4 million).

(b)	The main entities within each of the HBYS and SHPL groups have been granted the High and New Technology Enterprise status (the latest renewal of this status covers the years from 2020 to 2022). These entities were eligible to use a preferential income tax rate of 15% for the six months ended June 30, 2021 on this basis.

For the six months ended June 30, 2021 and 2020, other equity investees had net income of approximately US$79,000 and US$135,000 respectively.

(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	HBYS		SHPL
	2021	2020	2021	2020

	(in US$’000)
Opening net assets after non-controlling interests as at January 1	119,424	44,541	152,714	146,759
Net income attributable to the shareholders of equity investee	28,576	12,613	57,344	47,985
Purchase of additional interests in a subsidiary of an equity investee (note)	—	(347)	—	—
Dividends declared	(46,538)	—	(84,103)	(42,308)
Other comprehensive income/(loss)	1,388	(477)	820	(1,499)
Closing net assets after non-controlling interests as at June 30	102,850	56,330	126,775	150,937
Group’s share of net assets	51,425	28,165	63,387	75,468
Goodwill	—	—	3,078	2,821
Carrying amount of investments as at June 30	51,425	28,165	66,465	78,289

Note: During the six months ended June 30, 2020, HBYS acquired an additional 30% interest in a subsidiary and after the acquisition, it became a wholly owned subsidiary of HBYS.

The equity investees had the following capital commitments:

June 30,
2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,654

8. Accounts Payable

	June 30,	December 31,
	2021	2020

	(in US$’000)
Accounts payable	28,513	31,612

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis based on the relevant invoice dates is as follows:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Not later than 3 months	22,935	26,270
Between 3 months to 6 months	3,557	3,364
Between 6 months to 1 year	813	782
Later than 1 year	1,208	1,196
	28,513	31,612

9. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Accrued salaries and benefits	28,527	21,982
Accrued research and development expenses	86,477	72,697
Accrued selling and marketing expenses	7,800	5,747
Accrued administrative and other general expenses	12,587	10,319
Accrued issuance costs	8,678	1,352
Deferred government grants	6,889	374
Deposits	1,636	1,408
Deposit received for divestment of HBYS (Note 7)	15,912	—
Others	13,104	7,003
	181,610	120,882

10. Bank Borrowings

Bank borrowings consisted of the following:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Current	26,883	—
Non-current	—	26,861
	26,883	26,861

The weighted average interest rate for outstanding bank borrowings for the six months ended June 30, 2021 and the year ended December 31, 2020 was 1.10 % per annum and 1.89% per annum respectively. The carrying amounts of the Group’s bank borrowings were denominated in HK$.

(i)  3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 0.85% per annum. This credit facility is guaranteed by the Company. As at June 30, 2021 and December 31, 2020, no amount has been drawn from the revolving loan facility.

In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility; and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. The term loan was drawn in October 2019 and is due in May 2022. As at June 30, 2021 and December 31, 2020, no amount has been drawn from the revolving loan facility.

(ii)  2-year revolving loan facility

In August 2020, the Group through its subsidiary, entered into a 2-year revolving loan facility with a bank in the amount of HK$117,000,000 (US$15,000,000) with an interest rate at HIBOR plus 4.5% per annum. This credit facility is guaranteed by the Company. As at June 30, 2021 and December 31, 2020, no amount has been drawn from the revolving loan facility.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Not later than 1 year	26,923	—
Between 1 to 2 years	—	26,923
	26,923	26,923

As at June 30, 2021 and December 31, 2020, the Group had unutilized bank borrowing facilities of HK$541,000,000 (US$69,359,000).

11. Commitments and Contingencies

The Group had the following capital commitments:

June 30,
2021
(in US$’000)
Property, plant and equipment
Contracted but not provided for	44,793

Capital commitments for property, plant and equipment are mainly for construction of a factory in Shanghai. The Group does not have any other significant commitments or contingencies.

12. Ordinary Shares

As at June 30, 2021, the Company is authorized to issue 1,500,000,000 ordinary shares.

On April 14, 2021, the Company issued 16,393,445 ordinary shares to a third party for gross proceeds of US$100.0 million through a PIPE. Issuance costs totaled US$0.1 million.

On June 30, 2021, the Company issued 104,000,000 ordinary shares in a public offering on the HKEX for gross proceeds of US$534.7 million. Issuance costs totaled US$26.9 million.

In connection with the public offering on the HKEX, the Company also granted an over-allotment option. Refer to Note 22.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

13. Share-based Compensation

(i)   Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “Hutchmed Share Option Scheme”). Pursuant to the Hutchmed Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at June 30, 2021, the aggregate number of shares issuable under the Hutchmed Share Option Scheme was 50,613,268 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 was 716,180 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 651,484,340 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at December 31, 2019	19,432,560	3.27	6.67	18,668
Granted	15,437,080	3.71
Exercised	(480,780)	0.96
Cancelled	(4,486,200)	3.85
Expired	(741,670)	4.62
Outstanding at December 31, 2020	29,160,990	3.40	7.21	35,654
Granted	8,279,900	4.05
Exercised	(400,000)	0.44
Cancelled	(817,800)	4.31
Expired	(42,400)	4.33
Outstanding at June 30, 2021	36,180,690	3.57	7.42	72,650
Vested and exercisable at December 31, 2020	11,529,280	2.73	4.57	21,864
Vested and exercisable at June 30, 2021	15,374,075	3.11	5.25	37,879

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Six Months Ended	Year Ended
	June 30, 2021	December 31, 2020
Weighted average grant date fair value of share options (in £ per share)	1.51	1.40
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	4.05	3.71
Share price at effective date of grant (in £ per share)	4.01	3.71
Expected volatility (note (a))	40.8%	42.6%
Risk-free interest rate (note (b))	1.68%	0.59%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.
(b)	The risk-free interest rates reference the U.S. Treasury yield curves because the Company’s ADSs are currently listed on the NASDAQ and denominated in US$.
(c)	The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Cash received from share option exercises	242	—
Total intrinsic value of share option exercises	2,012	—

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense for share options:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Research and development expenses	4,101	1,697
Selling and administrative expenses	3,749	1,237
Cost of revenues	75	72
	7,925	3,006

As at June 30, 2021, the total unrecognized compensation cost was US$26,901,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 3.30 years.

(ii)  LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADSs (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes, the achievement of clinical and regulatory milestones and equity financings. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash
	amount per annum	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
April 20, 2020	5.3	2019	note (d)
April 20, 2020	37.4	2020	note (a)
April 20, 2020	1.9	note (b)	note (b)
April 20, 2020	0.2	note (c)	note (c)
August 12, 2020	2.1	2020	note (a)
August 12, 2020	0.3	note (b)	note (b)
March 26, 2021	57.3	2021	note (a)

Notes:

(a)	The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.
(b)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.
(c)	This award does not stipulate performance targets and will be vested on the first anniversary of the date of grant.
(d)	This award does not stipulate performance targets and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADSs of the Company) held by the Trustee were as follows:

	Number of	Cost
	treasury shares	(in US$’000)
As at December 31, 2019	941,310	6,079
Purchased	3,281,920	12,904
Vested	(712,555)	(4,828)
As at December 31, 2020	3,510,675	14,155
Purchased	4,821,680	26,758
Vested	(271,595)	(1,416)
As at June 30, 2021	8,060,760	39,497

For the six months ended June 30, 2021 and 2020, US$2,532,000 and US$430,000 of the LTIP awards were forfeited respectively.

The following table presents the share-based compensation expenses recognized for LTIP awards:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Research and development expenses	6,725	3,145
Selling and administrative expenses	3,542	756
Cost of revenues	165	60
	10,432	3,961
Recorded with a corresponding credit to:
Liability	5,814	2,840
Additional paid-in capital	4,618	1,121
	10,432	3,961

For the six months ended June 30, 2021 and 2020, US$8,516,000 and US$4,092,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at June 30, 2021 and December 31, 2020, US$4,387,000 and US$7,089,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at June 30, 2021, the total unrecognized compensation cost was approximately US$65,893,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

14. Revenues

The following table presents disaggregated revenue, with sales of goods recognized at a point-in-time and provision of services recognized over time:

	Six Months Ended June 30, 2021
	Oncology/
	Immunology	Other Ventures	Total

	(in US$’000)
Goods—Marketed Products	16,948	—	16,948
—Distribution	—	114,511	114,511
Services—Commercialization—Marketed Products	15,030	—	15,030
—Collaboration Research and Development	4,795	—	4,795
—Research and Development	261	—	261
Royalties	5,817	—	5,817
	42,851	114,511	157,362

Third parties	42,590	112,200	154,790
Related parties (Note 16(i))	261	2,311	2,572
	42,851	114,511	157,362

	Six Months Ended June 30, 2020
	Oncology/
	Immunology	Other Ventures	Total

	(in US$’000)
Goods—Marketed Products	6,600	—	6,600
—Distribution	—	90,373	90,373
Services—Collaboration Research and Development	7,507	—	7,507
—Research and Development	240	—	240
Royalties	2,045	—	2,045
	16,392	90,373	106,765

Third parties	16,152	88,289	104,441
Related parties (Note 16(i))	240	2,084	2,324
	16,392	90,373	106,765

15. Research and Development Expenses

Research and development expenses are summarized as follows:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Clinical trial related costs	72,721	40,986
Personnel compensation and related costs	41,056	29,356
Other research and development expenses	9,273	3,632
	123,050	73,974

The Group has entered into multiple collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners' drug compounds. For the six months ended June 30, 2021 and 2020, the Group has incurred research and development expenses of US$6,146,000 and US$2,360,000 respectively, related to such collaborative arrangements.

16. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison Holdings Limited (“CK Hutchison”)	2,311	2,084
Revenue from research and development services from:
An equity investee	261	240
Purchases from:
Equity investees	1,954	1,887
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	186	152
Rendering of management services from:
An indirect subsidiary of CK Hutchison	485	478

(ii)	Balances with related parties included in:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	664	1,222
An equity investee (note (a))	261	—
	925	1,222
Amounts due from related parties
Equity investees (note (a) and (b))	24,225	1,142
Amounts due to a related party
An indirect subsidiary of CK Hutchison (note (c))	428	401
Other deferred income
An equity investee (note (d))	841	950

Notes:

(a)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.
(b)	As at June 30, 2021 and December 31, 2020, the Group had dividend receivables from an equity investee of US$23,077,000 and nil respectively.
(c)	Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.
(d)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.
(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Sales	20,144	16,784
Purchases	7,211	6,625
Dividend paid	9,256	1,231

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	June 30,	December 31,
	2021	2020

	(in US$’000)
Accounts receivable	9,051	6,184
Accounts payable	5,835	4,856
Other non-current liabilities
Loan	—	579

17. Income Taxes

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Current tax
HK	226	232
PRC	2,184	48
U.S. and others	231	530
Total current tax	2,641	810
Deferred income tax	(782)	1,222
Income tax expense	1,859	2,032

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rate of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(140,447)	(76,580)
Tax calculated at the statutory tax rate of the Company	(23,174)	(12,636)
Tax effects of:
Different tax rates applicable in different jurisdictions	3,585	1,431
Tax valuation allowance	28,634	16,178
Preferential tax rate difference	(253)	(119)
Preferential tax deduction and credits	(11,288)	(4,678)
Expenses not deductible for tax purposes	3,034	1,618
Utilization of previously unrecognized tax losses	(864)	(152)
Withholding tax on undistributed earnings of PRC entities	2,360	1,513
Income not subject to tax	(436)	(552)
Others	261	(571)
Income tax expense	1,859	2,032

18. Losses Per Share

(i)   Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Six Months Ended June 30,
	2021	2020
Weighted average number of outstanding ordinary shares in issue	729,239,181	685,285,841
Net loss attributable to the Company (US$’000)	(102,397)	(49,694)
Losses per share attributable to the Company (US$ per share)	(0.14)	(0.07)

(ii)  Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options, LTIP awards and warrants issued by the Company using the treasury stock method.

For the six months ended June 30, 2021 and 2020, the share options, LTIP awards and warrants issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the six months ended June 30, 2021 and 2020.

19. Segment Reporting

The Group’s operating segments are as follows:

(i)	Oncology/Immunology: focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:
(a)	R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions as well as administrative activities to support research and development operations; and
(b)	Marketed Products: comprises the sales, marketing, manufacture and distribution of drugs developed from research and development activities.
(ii)	Other Ventures: comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and over-the-counter pharmaceuticals as well as consumer health products.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

The segment information is as follows:

	Six Months Ended June 30, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	5,056	—	5,056	37,795	42,851	114,511	—	157,362
Interest income	523	2	525	—	525	145	361	1,031
Equity in earnings of equity investees, net of tax	40	—	40	—	40	42,926	—	42,966
Segment operating (loss)/profit	(69,961)	(62,341)	(132,302)	4,707	(127,595)	44,663	(14,307)	(97,239)
Interest expense	—	—	—	—	—	—	242	242
Income tax expense/(credit)	109	(1,492)	(1,383)	571	(812)	265	2,406	1,859
Net (loss)/income attributable to the Company	(69,911)	(60,699)	(130,610)	3,650	(126,960)	41,263	(16,700)	(102,397)
Depreciation/amortization	3,198	67	3,265	—	3,265	160	97	3,522
Additions to non-current assets (other than financial instruments and deferred tax assets)	10,183	466	10,649	—	10,649	632	66	11,347

	June 30, 2021
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	143,099	7,751	150,850	24,942	175,792	215,563	881,534	1,272,889
Property, plant and equipment	27,160	853	28,013	—	28,013	713	442	29,168
Right-of-use assets	4,455	1,284	5,739	—	5,739	2,686	1,098	9,523
Leasehold land	13,092	—	13,092	—	13,092	—	—	13,092
Goodwill	—	—	—	—	—	3,332	—	3,332
Other intangible asset	—	—	—	—	—	194	—	194
Investments in equity investees	426	—	426	—	426	117,890	—	118,316

	Six Months Ended June 30, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Revenue from external customers	7,747	—	7,747	8,645	16,392	90,373	—	106,765
Interest income	114	—	114	—	114	71	1,732	1,917
Equity in earnings of equity investees, net of tax	68	—	68	—	68	30,298	—	30,366
Segment operating (loss)/profit	(53,454)	(19,923)	(73,377)	5,048	(68,329)	32,300	(9,674)	(45,703)
Interest expense	—	—	—	—	—	—	511	511
Income tax expense	167	145	312	—	312	156	1,564	2,032
Net (loss)/income attributable to the Company	(53,590)	(20,018)	(73,608)	5,035	(68,573)	30,438	(11,559)	(49,694)
Depreciation/amortization	2,629	58	2,687	—	2,687	141	95	2,923
Additions to non-current assets (other than financial instruments and deferred tax assets)	4,241	21	4,262	—	4,262	140	13	4,415

	December 31, 2020
	Oncology/Immunology
				Marketed		Other
	R&D			Products		Ventures
		U.S. and
	PRC	Others	Subtotal	PRC	Subtotal	PRC	Unallocated	Total

	(in US$’000)
Total assets	127,637	9,957	137,594	5,728	143,322	231,234	349,562	724,118
Property, plant and equipment	22,554	454	23,008	—	23,008	688	474	24,170
Right-of-use assets	2,782	1,375	4,157	—	4,157	2,582	1,277	8,016
Leasehold land	13,121	—	13,121	—	13,121	—	—	13,121
Goodwill	—	—	—	—	—	3,307	—	3,307
Other intangible asset	—	—	—	—	—	227	—	227
Investments in equity investees	385	—	385	—	385	139,120	—	139,505

Revenue from external customers is after elimination of inter-segment sales. Sales between segments are carried out at mutually agreed terms. The amount eliminated attributable to sales between PRC and U.S. and others under the Oncology/Immunology segment was US$14,837,000 and US$6,554,000 for the six months ended June 30, 2021 and 2020 respectively.

There was one customer under Oncology/Immunology segment (with revenue of US$30,981,000) and one customer under Other Ventures segment (with aggregate revenue of US$20,144,000), which accounted for over 10% of the Group’s revenue for the six months ended June 30, 2021. There was one customer under Oncology/Immunology segment (with revenue of US$10,846,000) and one customer under Other Ventures segment (with revenue of US$16,784,000), which accounted for over 10% of the Group’s revenue for the six months ended June 30, 2020.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of segment operating loss to net loss is as follows:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Segment operating loss	(97,239)	(45,703)
Interest expense	(242)	(511)
Income tax expense	(1,859)	(2,032)
Net loss	(99,340)	(48,246)

20. Note to Condensed Consolidated Statements of Cash Flows

Reconciliation of net loss for the period to net cash used in operating activities:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Net loss	(99,340)	(48,246)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	3,522	2,923
Share-based compensation expense—share options	7,925	3,006
Share-based compensation expense—LTIP	10,432	3,961
Equity in earnings of equity investees, net of tax	(42,966)	(30,366)
Dividends received from equity investees	42,051	35,321
Changes in right-of-use assets	(1,468)	205
Other adjustments	(2,464)	(740)
Changes in working capital
Accounts receivable—third parties	(11,234)	(3,205)
Inventories	(5,669)	1,171
Accounts payable	(3,099)	1,910
Other payables, accruals and advance receipts	33,836	7,313
Lease liabilities	902	(334)
Other changes in working capital	(3,747)	(1,295)
Total changes in working capital	10,989	5,560
Net cash used in operating activities	(71,319)	(28,376)

21. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced confidential legal proceedings in 2019 in order to seek damages. As at June 30, 2021, the legal proceedings are still in progress. Accordingly, no adjustment has been made to Seroquel-related balances as at June 30, 2021, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.2 million, US$0.8 million, US$1.0 million and US$1.3 million respectively.

22. Subsequent Events

The Group evaluated subsequent events through July 28, 2021, which is the date when the interim unaudited condensed consolidated financial statements were issued.

On July 12, 2021, the over-allotment option in connection with the Company’s public offering on the HKEX was exercised in full. The Company issued 15,600,000 ordinary shares at an exercise price of HK$40.10 per ordinary shares for gross proceeds of US$80.2 million.